Exhibit 2.1

ASSET PURCHASE AGREEMENT

between

T-MOBILE USA, INC.,

as Buyer,

and

SHENANDOAH TELECOMMUNICATIONS COMPANY,

as Seller

dated as of May 28, 2021

ARTICLE 1 DEFINITIONS	6

1.1 Certain Defined Terms	6
1.2 Principles of Interpretation	20

ARTICLE 2 PURCHASE AND SALE	21

2.1 Purchase and Sale	21
2.2 Excluded Assets	23
2.3 Assumption of the Liabilities	24
2.4 Purchase Price	25
2.5 Purchase Price Adjustments	25
2.6 Allocation of the Purchase Price	28

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF SELLER	29

3.1 Organization	29
3.2 Authorization, Enforceability	29
3.3 No Approvals or Conflicts	30
3.4 Litigation	30
3.5 Compliance with Law; Permits	30
3.6 No Undisclosed Liabilities	31
3.7 Absence of Certain Changes	31
3.8 Tax Matters	31
3.9 Intellectual Property	32
3.10 Data Protection	34
3.11 Assumed Contracts	35
3.12 Transferred Assets	36
3.13 Real Property	36
3.14 Environmental Matters	37
3.15 Employee & Labor Matters	38
3.16 Transactions with Affiliates	39
3.17 Brokers	39
3.18 No Other Representations and Warranties	39

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF BUYER	39

4.1 Organization	39
4.2 Authorization, Enforceability	39
4.3 No Approvals or Conflicts	39
4.4 Brokers	40
4.5 Solvency	40
4.6 No Other Representations or Warranties	40
4.7 No Reliance	40

ARTICLE 5 COVENANTS	41

5.1 Conduct of Business Prior to the Closing	41
5.2 Regulatory Approvals and Third-Party Consents	43
5.3 Shared Contracts	46
5.4 Insurance	46
5.5 Further Cooperation	47
5.6 Pre-Closing Access and Information	47
5.7 Post-Closing Access to Books and Records; Cooperation	49
5.8 Confidentiality	50
5.9 Notice of Developments	51
5.10 Cooperation Regarding Onboarding	51
5.11 Utilities	51
5.12 Employee Matters	52
5.13 Sprint Agreements; Dismissal of Arbitration Demand	54
5.14 Non-Competition	54
5.15 Wrong-Pocket	55
5.16 Title Commitment and Survey	57
5.17 RWI Policy	57
5.18 Seller Provided Backhaul Service	58
5.19 Delayed FCC Approvals	58

ARTICLE 6 TAX MATTERS	59

6.1 Mutual Cooperation	59
6.2 Allocation of Certain Taxes; Preparation of Tax Returns	60
6.3 Transfer Taxes	61
6.4 Tax Contests	62
6.5 Survival	63

ARTICLE 7 INTELLECTUAL PROPERTY MATTERS	63

7.1 IP Transfers	63
7.2 Trade Secret License	63

ARTICLE 8 CLOSING	63

8.1 Closing	63
8.2 Deliverables	64

ARTICLE 9 CONDITIONS TO CLOSING	65

9.1 Conditions to the Obligations of Buyer	65
9.2 Condition to the Obligations of Seller	65

ARTICLE 10 TERMINATION	66

10.1 Termination	66
10.2 Effect of Termination	66

ARTICLE 11 SURVIVAL; INDEMNIFICATION	66

11.1 Survival	66
11.2 Obligation of Seller to Indemnify	67
11.3 Obligation of Buyer to Indemnify	67
11.4 Procedures	67
11.5 Limitations on Liability	70
11.6 Satisfaction of Indemnification Claims	72
11.7 Treatment of Indemnification Payments	72
11.8 Exclusive Remedies	72
11.9 Mutual Release	72
11.10 No Recourse against Non-Parties	73

ARTICLE 12 MISCELLANEOUS	74

12.1 Fees and Expenses	74
12.2 Further Actions	74
12.3 Governing Law	74
12.4 Waiver of Jury Trial	74
12.5 Submission to Jurisdiction	74
12.6 Specific Performance	75
12.7 Amendment	75
12.8 Assignment	75
12.9 Waiver	75
12.10 Withholding	76
12.11 Notices	76
12.12 Complete Agreement	77
12.13 Publicity	77
12.14 Severability	78
12.15 Third Parties	78
12.16 Bulk Transfer Laws	78
12.17 No Other Duties	78
12.18 Construction	78
12.19 Counterparts and Delivery	78

Exhibits

Exhibit A	Disclosure Schedules
Exhibit B	Form of Bill of Sale and Assignment and Assumption Agreement
Exhibit C	Form of Tower Lease Agreement
Exhibit D	Form of Transition Services Agreement
Exhibit E	Settlement Methodology
Exhibit F	Forms of Master Colocation License Agreement and Winchester Store Lease
Exhibit G	Form of Short-Term Spectrum Manager Lease Agreement

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT, dated as of May 28, 2021 (this “Agreement”), is made by and among T-Mobile USA, Inc., a Delaware corporation (“Buyer”), and Shenandoah Telecommunications Company, a Virginia corporation (“Seller”). Each of Buyer and Seller is referred to herein as a “Party”, and collectively as the “Parties”.

RECITALS

WHEREAS, Shenandoah Personal Communications, LLC, a Subsidiary of Seller (“PCS”), and Sprint Corporation, a Delaware corporation (“Sprint”), are party to that certain Sprint PCS Management Agreement, dated November 5, 1999 (as amended, supplemented and modified from time to time, the “Management Agreement”), originally among Sprint Spectrum L.P., WirelessCo, L.P., APC PCS, LLC, PhillieCo, L.P. and Shenandoah Personal Communications Company;

WHEREAS, on April 1, 2020, T-Mobile US, Inc. and Sprint consummated the combination of their respective businesses, on the terms of and subject to the conditions set forth in that certain business combination agreement dated April 29, 2018 (the “Combination”);

WHEREAS, following the Combination, on April 1, 2020, Sprint delivered to PCS that certain Notice of Network Technology Conversion, Brand Conversion and Combination Conversion, dated April 1, 2020, pursuant to Section 2.3(d)(ii) of the Management Agreement (the “Conversion Notice”);

WHEREAS, pursuant to Section 2.3(d)(ii) of the Management Agreement, for a period of ninety (90) days following the date of receipt of the Conversion Notice, Sprint and PCS were required to negotiate in good faith the terms of an addendum to the Management Agreement, which would include mutually agreeable terms and conditions under which PCS would continue as an affiliate of Buyer;

WHEREAS, pursuant to the terms of that certain letter agreement, dated April 16, 2020, between Sprint and PCS, Sprint and PCS agreed that during such ninety (90)-day period following the date of receipt of the Conversion Notice, Sprint and PCS would also engage in discussions involving alternative transactions;

WHEREAS, pursuant to Section 2.3(d)(ii) of the Management Agreement, if Sprint and PCS did not reach agreement on a mutually acceptable addendum (or on an alternative transaction as contemplated by the aforementioned letter agreement) during such ninety (90)-day period, then Sprint had a period of sixty (60) days in which it may provide notice to PCS that Sprint is exercising its purchase option for certain of the assets Seller owns and uses in connection with the operation of the Service Area Network under the Management Agreement, for a price based on a formula specified in the Management Agreement and based on a valuation process involving three independent appraisers (the “Valuation Providers”) as set forth in the Management Agreement (such notice, a “Purchase Notice” and, such option, the “Purchase Option”);

WHEREAS, Sprint and PCS did not reach agreement on the terms of an addendum to the Management Agreement or on an alternative transaction within the ninety (90)-day period after delivery of the Conversion Notice and, on August 26, 2020, Sprint exercised the Purchase Option and delivered the Purchase Notice to PCS in accordance with Section 2.3(d)(ii) of the Management Agreement and Section 1.2.2 of Exhibit 11.8;

WHEREAS, following delivery of the Purchase Notice, (a) Sprint appointed Perella Weinberg Partners (“PWP”) as its Valuation Provider, (b) PCS appointed Moelis & Company LLC (“Moelis”) as its Valuation Provider, and (c) pursuant to and subject to the terms of a letter agreement, dated November 3, 2020, each of Sprint and PCS acknowledged that each of PWP and Moelis satisfy all the requirements set forth in the Management Agreement to serve as a Valuation Provider and that it did not object to the other party’s designation of its applicable Valuation Provider;

WHEREAS, on December 17, 2020, UBS Securities LLC (“UBS”) was appointed as the third Valuation Provider and, pursuant to and subject to the terms of a letter agreement, dated December 15, 2020, each of Sprint and PCS acknowledged that UBS satisfies all the requirements set forth in the Management Agreement to serve as a Valuation Provider and it did not object to the designation of UBS as the third Valuation Provider;

WHEREAS, on November 3, 2020, Sprint and PCS also entered into that certain letter agreement in respect of the appraisal framework required by the Management Agreement (as amended from time to time, the “Appraisal Framework Agreement”);

WHEREAS, on December 17, 2020, the Valuation Providers commenced the appraisal process in accordance with Section 11.7 of the Management Agreement and the instruction letter, dated January 8, 2021 (the “Instruction Letter”), jointly delivered by Sprint and PCS to the Valuation Providers, which informed the Valuation Providers of certain agreed terms between Sprint and PCS set forth in the Appraisal Framework Agreement;

WHEREAS, pursuant to and in accordance with Section 2.3(d)(ii) and Section 11.7 of the Management Agreement and the Instruction Letter, the Valuation Providers were instructed to each determine the “Entire Business Value” (as defined in the Management Agreement);

WHEREAS, on February 1, 2021, the Valuation Providers delivered their respective calculations of the Entire Business Value in accordance with Section 11.7.1 of the Management Agreement and the Instruction Letter;

WHEREAS, on February 2, 2021, taking into account each Valuation Providers’ respective calculation of the Entire Business Value and the Expansion Area Adjustment Amount, the Valuation Providers informed Buyer and PCS that the final purchase price for the Transferred Assets was $1,890,000,000 (the “Purchase Price”), which is equal to ninety percent (90%) of the Entire Business Value calculated in accordance with Section 11.7.4 of the Management Agreement and the Instruction Letter as adjusted for the Expansion Area Adjustment Amount (if any), in each case as determined by the Valuation Providers;

WHEREAS, Buyer and PCS have negotiated certain other purchase price adjustments in the Appraisal Framework Agreement, which are reflected herein;

WHEREAS, Buyer and PCS filed a Notification and Report Form pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, together with all rules and regulations promulgated thereunder, with respect to the Transaction and the waiting period (and any extensions thereof) for the Transaction thereunder has expired;

WHEREAS, at the Closing, Buyer desires to acquire from Seller, and Seller desires to sell, to Buyer, Seller’s or its Subsidiaries’ right, title and interest to the Transferred Assets (as defined herein), in each case, in accordance with the terms of and subject to the conditions set forth herein;

WHEREAS, in connection therewith, Buyer and Seller intend to enter into the Transaction Documents at the Closing; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants herein set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

“Accrued Amounts” has the meaning set forth in Section 5.12(d).

“Adjustment Amount” means an amount equal to:

(a) the absolute value of the amount paid, or to be paid, by Buyer to eliminate any Encumbrances to which any of the Transferred Assets are subject to immediately prior to Closing and that remain in effect immediately after Closing, in each case, other than Permitted Encumbrances;

(b) plus, the absolute value of the amount of any Indebtedness of Seller or any of its Subsidiaries assumed or paid, or to be assumed or paid, by Buyer (other than any Assumed Liability);

(c) minus, the amount of Covered Taxes (other than Virginia Property Taxes) that (i) are property Taxes for a Straddle Period, (ii) are Assumed Liabilities under Section 6.2(a), and (iii) have been paid by or on behalf of Seller or any of its Affiliates prior to the Closing, and plus the amount of Covered Taxes (other than Virginia Property Taxes) that (x) are property Taxes for a Straddle Period, (y) are Excluded Liabilities under Section 6.2(a), and (z) have not been paid by or on behalf of Seller or any of its Affiliates prior to the Closing and are expected to be payable by Buyer or any of its Affiliates following the Closing; provided that, for purposes of determining the Estimated Closing Statement (but not for purposes of determining the Closing Statement), the amount of this clause (c) shall be deemed to be zero; and

(d) plus, the product of (i) $1,200,000, multiplied by (ii) a fraction, the numerator of which is the number of days in the portion of the 2021 year ending on and including the Closing Date and the denominator of which is 365, but solely to the extent that prior to the Closing Seller (or any of Seller’s Affiliates) has not previously repaid Buyer (or any of Buyer’s Affiliates) for amounts in respect of Virginia Property Taxes for the 2021 year.

“Affiliate” means, with respect to any specified Person, any other Person that directly or indirectly, through one or more intermediaries, controls or is controlled by or is under common control with such Person, in each case from time to time. The term “control” (including its correlative meanings “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

“Affiliate Transaction” has the meaning set forth in Section 3.16.

“Agreement” has the meaning set forth in the preamble hereto.

“Allocation Notice of Objection” has the meaning set forth in Section 2.6(a).

“Antitrust Law” means the Sherman Antitrust Act, the Clayton Antitrust Act of 1914, the Federal Trade Commission Act, in each case, as amended, and any other U.S. or foreign Laws that are designed to prohibit, restrict or regulate actions for the purpose or effect of mergers, monopolization, or the restraint of trade.

“Appraisal Framework Agreement” has the meaning set forth in the recitals to this Agreement.

“Asset Acquisition Statement” has the meaning set forth in Section 2.6(a).

“Assumed Contracts” has the meaning set forth in Section 2.1(b)(iv).

“Assumed Liabilities” has the meaning set forth in Section 2.3(a).

“Benefit Plan” means each employment, severance, termination, pension, retirement, profit sharing, bonus, incentive, deferred compensation, retention, transaction, change in control, equity or equity-based, savings, life, health, welfare and other employee compensation or benefit plan, program, arrangement, agreement, policy (whether formal or informal), including each “employee benefit plan” as defined in Section 3(3) of ERISA, which is sponsored, maintained, contributed to or entered into by Seller or any of its Subsidiaries or under which Seller or any of its Subsidiaries has any Liability, in each case to provide compensation or benefits to or for the benefit of any Business Employees (or the spouses, beneficiaries or dependents thereof).

“Bill of Sale and Assignment and Assumption Agreement” has the meaning set forth in Section 8.2(a)(i).

“Business Confidential Information” has the meaning set forth in Section 5.8(c).

“Business Day” means any day other than a Saturday, Sunday or day on which banks are closed in New York, New York or in Edinburg, Virginia. If any period expires on a day which is not a Business Day or any event or condition is required by the terms of this Agreement to occur or be fulfilled on a day which is not a Business Day, such period shall expire or such event or condition shall occur or be fulfilled, as the case may be, on the next succeeding Business Day.

“Business Employees” means the employees of Seller or any of its Subsidiaries that primarily provide their services to or for the benefit of the Wireless Business.

“Buyer” has the meaning set forth in the preamble to this Agreement.

“Buyer Fundamental Representations” has the meaning set forth in Section 11.1.

“Buyer Indemnified Parties” has the meaning set forth in Section 11.2.

“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act, as amended.

“Claim Notice” has the meaning set forth in Section 11.4(a).

“Closing” has the meaning set forth in Section 8.1.

“Closing Date” has the meaning set forth in Section 8.1.

“Closing Statement” has the meaning set forth in Section 2.5(b).

“Code” means the Internal Revenue Code of 1986, as amended.

“Combination” has the meaning set forth in the recitals to this Agreement.

“Commitment” has the meaning set forth in Section 5.16(a)(ii).

“Competing Business” has the meaning set forth in Section 5.14.

“Confidential Information” has the meaning set forth in Section 5.8(b).

“Confidentiality Agreement” means that certain Confidentiality Agreement entered into between Buyer and Seller, dated May 18, 2018 and amended on November 4, 2019 and on April 25, 2020, as further amended, supplemented or modified from time to time in accordance with its terms.

“Consent” has the meaning set forth in Section 5.2(i).

“Contract” means any contract, agreement, lease, license, commitment, understanding or other instrument or consensual obligation, in each case, that is legally binding.

“Conversion Notice” has the meaning set forth in the recitals to this Agreement.

“Covered Tax” has the meaning set forth in Section 6.2(a).

“COVID-19 Response” has the meaning set forth in Section 5.1(d).

“Customer Contract” means any Contract to provide wireless communications services to any Wireless Customer.

“Direct Claim” has the meaning set forth in Section 11.4(e).

“Disclosure Schedules” means the disclosure schedules attached to this Agreement as Exhibit A.

“Disputed Claim” has the meaning set forth in Section 11.4(i).

“Easements” means (a) all easements, licenses, and agreements belonging to or in any way pertaining to any real property, including all easements, licenses, and agreements providing access to public streets, roads, or ways, (b) all easements, licenses, and agreements for location, maintenance, repair, and replacement of and for cables, utilities, utility lines, wires, and anchors, and (c) all easements, licenses, and agreements for parking.

“Encumbrance” means any security interest, pledge, lien, encumbrance, mortgage, license, charge, purchase option, hypothecation, easement or title defect and any agreement to give any of the foregoing; provided that, solely for purposes of clause (a) of the definition of “Adjustment Amount,” the defined term “Encumbrance” shall not include any encumbrance, license, charge, purchase option, hypothecation, easement or title defect or any agreement to give, provide or enter into any of the foregoing.

“Environmental Law” means any Law that is related to (a) pollution, contamination, cleanup, preservation, protection, reclamation or remediation of the environment; (b) public or worker health or safety, in each case, to the extent relating to exposure to Hazardous Materials; (c) the Release of any Hazardous Material; or (d) the management of any Hazardous Material, including the manufacture, generation, formulation, processing, labeling, use, treatment, handling, storage, disposal, transportation, distribution, reuse, recycling or reclamation of any Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act and the Resource Conservation and Recovery Act.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and all regulations, rules and other guidance promulgated thereunder.

“ERISA Affiliate” of any entity shall mean any other entity (whether or not incorporated) that, together with such entity, is required to be treated as a single employer under Section 414 of the Code.

“Estimated Adjustment Amount” has the meaning set forth in Section 2.5(a).

“Estimated Closing Statement” has the meaning set forth in Section 2.5(a).

“Estimated NPV of Waived Management Fee” has the meaning set forth in Section 2.5(a).

“Excess Payment” has the meaning set forth in Section 2.5(e)(i).

“Excluded Assets” has the meaning set forth in Section 2.2.

“Excluded Employee Liabilities” means all Liabilities of Seller or any of its Affiliates (including all Liabilities for Accrued Amounts): (a) arising at any time under or in connection with any Benefit Plan, (b) that is or may be imposed on Seller or any Affiliate thereof due to such entity’s status as an ERISA Affiliate of any other entity, (c) arising in connection with the employment or engagement (or termination thereof) of, or with respect to any employment or labor-related claim with respect to, any employee, director, manager or independent contractor of Seller or any of its Affiliates, in any case, that does not become a Transferred Employee, regardless of when arising, and (d) arising in connection with the employment or engagement (or termination thereof) of, or with respect to any employment or labor-related claim with respect to, any Transferred Employee, to the extent arising prior to the Closing (or prior to such Transferred Employee’s Transfer Date, as applicable).

“Excluded Liability” has the meaning set forth in Section 2.3(b).

“Excluded Matter” has the meaning set forth in Section 11.4(b).

“Exhibit 11.8” means Exhibit 11.8 to the Management Agreement (as amended, supplemented and modified from time to time).

“Expansion Area Adjustment Amount” means an amount (which may be zero) with respect to the “Expansion Area” (as defined in the Management Agreement) or “Second Expansion Area” (as defined in the Management Agreement), in each case, as determined by the Valuation Providers in accordance with Section 2.3(d)(ii) of the Management Agreement and the Instruction Letter.

“FCC” means the Federal Communications Commission or any successor entity thereto.

“FCC Permits” means Permits issued by the FCC in connection with the Wireless Business.

“Final Closing Purchase Price” has the meaning set forth in Section 2.1(a).

“Final Closing Statement” has the meaning set forth in Section 2.5(d).

“Final Settlement Date” has the meaning set forth in Section 2.5(c).

“Fraud” means an act committed by a Party and requires a knowingly false representation made herein when such representation was made (with respect to Seller, the making of the representations expressly set forth in Article 3 and with respect to Buyer, the making of the representations expressly set forth in Article 4), which constitutes common law fraud under the Laws of the State of New York. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, unfair dealings fraud or any torts based on negligence or recklessness.

“Governing Document” means, with respect to any Person, as applicable, such Person’s (a) articles of incorporation, certificate of incorporation, certificate of formation, articles of organization, articles of association, certificate of limited partnership or other applicable similar organizational or charter documents relating to the creation or organization of such Person, and (b) bylaws, operating agreement, shareholder agreement, partnership agreement, or other applicable similar documents relating to the operation, governance or management of such Person.

“Governmental Authority” means any supra-national, or United States or foreign, national, federal, state, regional, municipal or local government (including any subdivision, court, tribunal, administrative agency or commission or other authority thereof) or any quasi-governmental authority, regulatory or administrative body or other private body exercising any legislative, judicial, regulatory, taxing, importing, self-regulatory or other governmental or quasi-governmental authority (including any stock exchange or antitrust authority).

“Governmental Order” means any decision, ruling, order, requirement, writ, injunction, decree, stipulation, determination, award, binding agreement or judgment issued or entered by or with any Governmental Authority.

“Handset Inventory” means any devices and accessories (and any wrapping, supply and packaging items related thereto), including wireless handsets, tablets, watches and hotspots, owned by Seller or its Subsidiaries (including any devices owned by Seller or its Subsidiaries and held by Seller’s or its Subsidiaries’ dealers, resellers or distributors for resale).

“Hazardous Material” means (a) asbestos, polychlorinated biphenyls, petroleum, petroleum by-products or wastes or any other material regulated by, or that could result in the imposition of Liability under any Environmental Law due to their dangerous or deleterious properties or characteristics, (b) toxic mold or (c) any liquid, gas, material, waste or substance that is defined, listed, designated or identified as a “pollutant”, a “contaminant”, “hazardous” or “toxic” or by any word of similar meaning and regulatory effect under any Environmental Law.

“Indebtedness” means, as of immediately prior to Closing, of any Person, without duplication, (i) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, (ii) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, (iii) obligations under any performance bond or letter of credit, but only to the extent drawn or called prior to the Closing, (iv) all obligations under or pursuant to any capital leases (determined in accordance with GAAP), (v) “earn-out” obligations and other obligations for the deferred purchase price of property, goods, or services (other than trade payables incurred in the Ordinary Course of Business), (vi) any Indebtedness of a Third Party that is secured by an Encumbrance on any of the Transferred Assets, (vii) all net liabilities under any swap agreements or any other interest rate, currency, materials or other hedging agreements or arrangements, (viii) guarantees with respect to any Indebtedness of a Third Party of a type described in clauses (i) through (vii) above, and (ix) for clauses (i) through (viii) above, all accrued interest thereon, if any, and any penalties, costs (breakage or otherwise), and other fees (termination or otherwise) associated therewith (including with the repayment of such Indebtedness on the Closing Date), in each case, in accordance with GAAP.

“Indemnified Party” has the meaning set forth in Section 11.4(a).

“Indemnifying Party” has the meaning set forth in Section 11.4(a).

“Indemnity Notice Period” has the meaning set forth in Section 11.4(g).

“Independent Accounting Firm” has the meaning set forth in Section 2.5(d).

“Instruction Letter” has the meaning set forth in the recitals to this Agreement.

“Insurance Proceeds” has the meaning set forth in Section 5.4(b).

“Intellectual Property” means all of the following, anywhere in the world: Trade Secrets and other proprietary and confidential information and data, copyrights (including Software), database rights, radio frequency and network plans and drawings, schematics, technical drawings, designs, or other intellectual property rights (whether subject to registration or not) and all registrations and applications therefor and all renewals, extensions, restorations and reversions thereof.

“Inventory” means all (a) Handset Inventory and (b) supplies, spare parts and other similar assets, in each case, (x) owned by Seller or its Subsidiaries and that are used or held for use by Seller or its Subsidiaries in connection with the Wireless Business and (y) excluding any wireless handsets or accessories owned and held by any of Seller’s or its Subsidiaries’ respective dealers, resellers or distributors for resale.

“IRS” means the U.S. Internal Revenue Service.

“Knowledge of Seller” means the actual knowledge, after reasonable inquiry, of the individuals set forth in Section 1.1(a) of the Disclosure Schedules.

“Law” means any United States federal, state or local, foreign, multinational or other law (including common law), statute, rule, ordinance, regulation or Governmental Order of any Governmental Authority.

“Leased Real Property” has the meaning set forth in Section 3.13.

“Leases” means each lease, sublease, license, use agreement, colocation or other occupancy agreement between a landlord, as lessor or sublessor, and Seller or its Subsidiaries, as lessee or sublessee, granting to Seller or its Subsidiaries a leasehold or subleasehold estate or other possessory interest in and to any real property, together with all amendments, modifications, supplements, assignments, guaranties, side letters, and other documents related thereto, in each case, to which Seller or its Subsidiaries is a party in connection with the operation of the Wireless Business.

“Liabilities” means all liabilities, risks, commitments and obligations of whatever kind and nature, primary or secondary, direct or indirect, asserted or unasserted, absolute or contingent, known or unknown, whether or not accrued.

“Losses” means all losses, costs, damages, fees, liabilities, Taxes, claims, demands, actions, causes of action, settlements, penalties, awards, fines, judgments, obligations, interest, Encumbrances, whether or not arising out of Third Party Claims, including reasonable fees and expenses of attorneys, experts and other professionals; provided that “Losses” shall not include any special, indirect, incidental, exemplary, consequential or punitive damages, or loss of profits or diminution in value, except where such damages or loss of profits are (i) awarded to a Third Party or (ii) other than in the case of a claim for a breach or inaccuracy of any representation or warranty in Section 3.12 (Transferred Assets), a reasonably foreseeable consequence of the breach or inaccuracy giving rise to a claim.

“Management Agreement” has the meaning set forth in the recitals to this Agreement.

“Marks” means trademarks, service marks, trade names, trade dress, business and corporate names, logos, trade styles, brand names, product names, domain names and reservations, web addresses, Internet number assignments, slogans, any other source identifiers of any kind or nature, together with all translations, localizations, adaptations, derivations and combinations thereof, including any common law rights, and any applications (including intent to use applications), registrations and renewals for any of the foregoing and the goodwill associated with the foregoing.

“Master Agreement” means that certain Amended and Restated Master Agreement entered into between PCS and SprintCom, Inc., dated May 6, 2016, as further amended, supplemented or modified from time to time in accordance with its terms.

“Master Colocation License Agreement” means the master colocation license agreement substantially in the form attached to this Agreement as Exhibit F-1.

“Minimum Standards” has the meaning set forth in Section 5.16(b).

“Moelis” has the meaning set forth in the recitals to this Agreement.

“Non-Party Affiliate” has the meaning set forth in Section 11.10.

“Notice of Disagreement” has the meaning set forth in Section 2.5(c).

“NPV of Waived Management Fee” means the net present value of the Waived Management Fee as of the Closing Date, calculated based on the amount outstanding after settlement consistent with past practices as of the first (1st) day of the calendar month immediately prior to Closing, using a discount rate of five percent (5%) per annum. For illustrative purposes, a sample calculation of the NPV of Waived Management Fee assuming a July 1, 2021 Closing Date is set forth in Section 1.1(b) of the Disclosure Schedules.

“Offer Employee List” has the meaning set forth in Section 5.12(b).

“Ordinary Course of Business” means, with respect to Seller, the ordinary course of business of Seller and its Subsidiaries in respect of the Wireless Business.

“Owned Real Property” means all real property owned in fee together with all buildings, structures, fixtures, component parts, other constructions, additions, enlargements, extensions, modifications, repairs, replacements and improvements of every kind and description now or hereafter located on such real property, in each case, owned by Seller or its Subsidiaries and that are used or held for use by Seller or its Subsidiaries in connection with the Wireless Business; provided, however, in no event shall Owned Real Property include network towers or cell sites owned by Seller or any of its Subsidiaries.

“Party” has the meaning set forth in the preamble to this Agreement.

“PCS” has the meaning set forth in the recitals to this Agreement.

“Permit” means a permit, license, registration, certificate, approval, franchise, variance and similar authorizations, in each case, owned by or issued to Seller or its Subsidiaries and that are used or held for use by Seller or its Subsidiaries in connection with the Wireless Business and issued by or obtained from any Governmental Authority. For the avoidance of doubt, “Permits” shall be deemed to include “FCC Permits” unless otherwise expressly specified herein.

“Permitted Encumbrances” means, as applicable (i) inchoate mechanics’, carriers’, workmen’s, repairmen’s or other like Encumbrances arising or incurred in the Ordinary Course of Business for amounts not yet due and payable, (ii) Encumbrances for Taxes and other governmental charges that are not yet due and payable or not yet delinquent, (iii) non-exclusive licenses of Transferred Intellectual Property in the Ordinary Course of Business, (iv) zoning, building codes and other land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property, in each case which are not violated by the current use or occupancy of such real property or the operation of the Wireless Business, (v) easements, covenants, conditions, restrictions and other similar matters affecting title to such real property, in each case as, individually or in the aggregate, do not and would not reasonably be expected to materially impair, detract from or interfere with the continued use, occupancy and operation of the properties subject thereto or affected thereby, or otherwise materially detract from the value of such properties, (vi) matters that are disclosed by the surveys provided to Buyer prior to the date hereof and (vii) Encumbrances set forth in Section 1.1(c) of the Disclosure Schedules.

“Person” means any individual, sole proprietorship, partnership, firm, corporation, association, trust, unincorporated organization, joint venture, company, limited liability company or other entity or a Governmental Authority.

“Personal Information” means any information that identifies or could reasonably be used to identify an individual, browser or device that identifies a specific person and any other personally identifying information that is subject to any applicable Laws.

“Post-Paid Wireless Customers” means the post-paid customers of the Wireless Business within the Wireless Network Coverage Area.

“Pre-Paid Wireless Customer” means the pre-paid customers (including the Boost Mobile branded customers) of the Wireless Business within the Wireless Network Coverage Area.

“Preliminary Closing Purchase Price” means an amount equal to (a) the Purchase Price, plus (b) the Estimated NPV of Waived Management Fee, minus (c) the Estimated Adjustment Amount, minus (d) the RWI Expenses.

“Proceeding” means any lawsuit, arbitration, audit, investigation, claim, action, cause of action, administrative or regulatory challenge or proceeding.

“Purchase Notice” has the meaning set forth in the recitals to this Agreement.

“Purchase Option” has the meaning set forth in the recitals to this Agreement.

“Purchase Price” has the meaning set forth in the recitals to this Agreement.

“PWP” has the meaning set forth in the recitals to this Agreement.

“Records” means books of account, ledgers, general, financial and accounting records, files, invoices, customer and supplier lists, information and files, in each case, owned by or in the possession of Seller or its Subsidiaries and that are used or held for use by Seller or its Subsidiaries in connection with the Wireless Business (including records, call detail records and books of account with respect thereto, other distribution lists, customer billing and credit records, phone numbers, sales and promotional literature, manuals and marketing studies, communications, accounting, sales and business files and records, property records, Tax records, product records, engineering drawings and designs, plans and specifications, records related to licenses, records, and other files and records, in each case, whether maintained in electronic or physical form, as applicable).

“Registered Intellectual Property” means any Intellectual Property subject to an issuance, registration, or application for issuance of registration with a Governmental Authority or internet domain name registrar.

“Regulatory Approvals” means the consents required to be obtained from the Public Service Commission of West Virginia in connection with the Transaction.

“Release” means any release, deposit, spill, emission, leaking, disposal, dumping, discharge, leaching, escaping, emptying or migration of any Hazardous Material in, into or through the indoor or outdoor environment.

“Releasee” has the meaning set forth in Section 11.9.

“Releasor” has the meaning set forth in Section 11.9.

“Remedy Exceptions” has the meaning set forth in Section 3.2.

“Representatives” means, in relation to any Party, its Affiliates and its and its Affiliates’ respective directors, officers, employees, agents, advisers, attorneys, insurers, investment bankers, accountants and consultants.

“RWI Expenses” has the meaning set forth in Section 5.17.

“RWI Policy” has the meaning set forth in Section 5.17.

“Seller” has the meaning set forth in the preamble to this Agreement.

“Seller Fundamental Representations” has the meaning set forth in Section 11.1.

“Seller Indemnified Parties” has the meaning set forth in Section 11.3.

“Seller Provided Backhaul Service” means all network backhaul services necessary to operate the Wireless Business as such service was provided immediately prior to the Closing to PCS by Seller, a Seller Affiliate or Subsidiary or self-provisioned by PCS.

“Seller W-9s” has the meaning set forth in Section 8.2(a)(x).

“Service Area Network” means the network as contemplated under the Management Agreement.

“Shared Contract” means (a) the Contracts set forth on Section 1.1(d) of the Disclosure Schedules, and (b) any Contract mutually identified by each of Buyer and Seller, acting reasonably, that is entered into by Seller or its Subsidiaries with a Third Party to obtain goods or services that relates both to the Wireless Business (or the Transferred Assets) and the other business of Seller and its Subsidiaries (or to the Excluded Assets).

“Shortfall Payment” has the meaning set forth in Section 2.5(e)(ii).

“Short-Term Spectrum Manager Lease Agreement” means the short-term spectrum manager lease agreement substantially in the form attached to this Agreement as Exhibit G, which the Parties agree to terminate upon the consummation of the Subsequent Closing.

“Software” means software in object code and source code format.

“Solvent” means, with respect to a Person, that, as of any date of determination, (a) the amount of the fair saleable value of the assets of such Person will, as of such date, exceed (i) the value of all liabilities of such Person, including contingent and other liabilities, as of such date, and (ii) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent liabilities) as such debts become absolute and matured, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (c) such Person will be able to timely pay and satisfy its liabilities and other obligations, including contingent and other liabilities, when and as they mature. For purposes of this definition, “not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “be able to timely pay and satisfy its liabilities and other obligations, including contingent and other liabilities, when and as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

“Sprint” has the meaning set forth in the recitals to this Agreement.

“Sprint Agreements” means (a) the Sprint Trademark and Service Mark License Agreement, dated as of November 5, 1999, by and between Sprint Communications Company, L.P. and Shenandoah Personal Communications Company (as amended), (b) the Sprint Spectrum Trademark and Service Mark License Agreement, dated as of November 5, 1999, by and between Sprint Spectrum L.P. and Shenandoah Personal Communications Company (as amended), (c) the Management Agreement, (d) the Sprint PCS Services Agreement, dated as of November 5, 1999, by and between Sprint Spectrum L.P. and Shenandoah Personal Communications Company (as amended), and (e) any and all other agreements and arrangements related to the foregoing.

“Straddle Period” has the meaning set forth in Section 6.2.

“Subsequent Bill of Sale and Assignment Agreement” has the meaning set forth in Section 5.19.

“Subsequent Closing” means, to the extent applicable pursuant to the terms hereof, the closing for the transfer of Subsequent Transferred Assets.

“Subsequent Regulatory Approvals” means the consent of the FCC under Sections 214 and 310(d) of the Communications Act of 1934, as amended, to assign the Wireless Customers and the FCC Permits to Buyer.

“Subsequent Transferred Assets” means (i) the FCC Permits and (ii) all rights, if any, with respect to any of the Wireless Customers, Customer Contracts or related customer accounts of the Wireless Business, including receivables and rights of payment in respect of each Wireless Customer which, for the avoidance of doubt, shall not include any receivables owed to Seller or its Subsidiaries under the Sprint Agreements upon the Closing determined in accordance and consistent with the principles, methodologies and procedures set forth in Exhibit E. Upon consummation of the Subsequent Closing, for all purposes under this Agreement, all Subsequent Transferred Assets shall be Transferred Assets as if transferred to Buyer at the Closing.

“Subsidiary” means any Person of which any of Buyer, Seller or any other Person, as the case may be, owns, directly or indirectly, a majority of the capital stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such Person, or otherwise owns, directly or indirectly, such capital stock or other equity interests that would confer control of any such Person, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended.

“Tax” or “Taxes” means all federal, state, local and foreign taxes and similar duties, levies and charges, in each case, in the nature of a tax, including income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise production, value added, occupancy, and other taxes, together with all interest, penalties or additions to tax attributable to such taxes, duties, levies and charges.

“Tax Contest” has the meaning set forth in Section 6.4(a).

“Tax Return” means any report, return, statement or other written information (including elections, declarations, disclosures, estimates and information returns) supplied or required to be supplied to a Taxing Authority in connection with any Taxes and any schedule thereof or any attachment or amendment thereto.

“Taxing Authority” means any Governmental Authority having jurisdiction over the assessment, determination, collection or other imposition of Taxes or the filing or collection or Tax Returns.

“Terminated Employee” has the meaning set forth on Section 5.12(b).

“Third Party” means, with respect to any specified Person, any other Person who is not an Affiliate of such specified Person (other than Governmental Authority).

“Third Party Claim” has the meaning set forth in Section 11.4(a).

“Title Company” has the meaning set forth in Section 5.16(a)(i).

“Tower Lease Agreement” means (i) each First Amendment to Site License Agreement and (ii) the Pay and Walk Agreement and General Release, in each case, substantially in the form attached to this Agreement as Exhibit C.

“Trade Secrets” means confidential or proprietary trade secrets meeting the definition of a trade secret under the Uniform Trade Secrets Act or other similar legislation or common laws governing protection of trade secrets or confidential information anywhere in the world, including information, know-how, data and databases.

“Transaction” means the transactions contemplated by this Agreement and the Transaction Documents.

“Transaction Documents” means the Bill of Sale and Assignment and Assumption Agreement, the Short-Term Spectrum Manager Lease Agreement (if applicable), the Subsequent Bill of Sale and Assignment Agreement (if applicable), the Transition Services Agreement, the Master Colocation License Agreement, the Tower Lease Agreement and the Winchester Store Lease.

“Transaction Process” means all matters, whether occurring before or after the date of this Agreement and prior to the Closing, relating to the sale of the Transferred Assets and assumption of Assumed Liabilities and all activities in connection therewith, including matters relating to the Purchase Option, the appraisal process contemplated by the Management Agreement, the drafting, negotiation or interpretation of any of the provisions of this Agreement, or the determination of the allocation of any assets or Liabilities pursuant to the foregoing agreement or the Transactions.

“Transfer Date” has the meaning set forth in Section 5.12(b).

“Transfer Taxes” has the meaning set forth in Section 6.3.

“Transferred Assets” has the meaning set forth in Section 2.1(b).

“Transferred Employees” has the meaning set forth in Section 5.12(b).

“Transferred Intellectual Property” has the meaning set forth in Section 2.1(b)(v).

“Transferred Records” means all Records in the possession and control of Seller or its Subsidiaries, to the extent a transfer is permitted by Law and to the extent that they relate to (a) the Transferred Assets or (b) the Assumed Liabilities; provided, however, that, if any Records contain any information of Seller or any of its Affiliates not related to the Transferred Assets or the Assumed Liabilities, Seller may elect to redact those portions of such Records to the extent pertaining to such other information or, in Seller’s discretion, Seller may deliver unredacted copies of such Records containing information not related to the Transferred Assets, or the Assumed Liabilities but such information shall be subject to the confidentiality provisions of this Agreement, shall remain the property of Seller, and Buyer shall have no rights with respect to such information; provided, further, that Transferred Records shall not include any Tax Return or other Tax records, such as closing agreements, settlements or other legal arrangements, other than those (or portions thereof) relating to the Transferred Assets or the Assumed Liabilities (including as may affect the tax basis or recovery of such); provided, further, that Seller and its Subsidiaries shall be permitted to retain copies of all such Transferred Records (subject to Section 5.8).

“Transition Services Agreement” means the transition services agreement substantially in the form attached to this Agreement as Exhibit D.

“UBS” has the meaning set forth in the recitals to this Agreement.

“Valuation Providers” has the meaning set forth in the recitals to this Agreement.

“Virginia Property Taxes” means all real and personal property Taxes and similar Taxes imposed by any Governmental Authority in the Commonwealth of Virginia, or pursuant to the Laws thereof, with respect to the Transferred Assets.

“Waived Management Fee” means the reduction by Sprint of certain monthly management fees payable by PCS to Sprint by up to $4.2 million (subject to adjustment) per month until the aggregate monthly reductions equal $255.6 million pursuant to the Master Agreement. The Parties agree that the remaining amount without accruals as of December 31, 2020 was $78,520,120.54, and such amount shall be reduced on a monthly basis consistent with past practices under the Master Agreement.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any comparable state or local Law.

“Winchester Store Lease” means the lease agreement substantially in the form attached to this Agreement as Exhibit F-2.

“Wireless Business” means the wireless mobile services business of Seller and its Subsidiaries contemplated by the Management Agreement in the Wireless Network Coverage Area utilizing the Sprint Marks.

“Wireless Customers” means the Post-Paid Wireless Customers and the Pre-Paid Wireless Customers.

“Wireless Network Coverage Area” means the geographic service area covered by the Management Agreement.

1.2 Principles of Interpretation. As used in this Agreement:

(a) The meanings of the defined terms are applicable to both the singular and plural forms thereof;

(b) Reference to any Person includes such Person’s successors and permitted assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually;

(c) Reference to any gender includes each other gender;

(d) Reference to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof;

(e) The terms “hereunder,” “hereof,” “hereto” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section or other provision thereof;

(f) Unless the context indicates otherwise, the term “or” is used in the inclusive sense of “and/or”;

(g) Relative to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding”;

(h) References to documents, instruments or agreements shall be deemed to refer as well to all addenda, Exhibits, Schedules or amendments thereto;

(i) The phrase “to the extent” shall mean the degree to which a subject or other theory extends and such phrase shall not mean “if”;

(j) The word “will” shall be construed to have the same meaning and effect as the word “shall”;

(k) The Preamble, recitals schedules and exhibits of this Agreement form an integral part hereof, and any reference to this Agreement shall include the Preamble, recitals schedules and exhibits hereof;

(l) The headings used in this Agreement have been adopted by the Parties for ease of reference only and shall not influence the meaning or interpretation of this Agreement;

(m) Except as specified otherwise or if the context otherwise requires, references to Articles, Sections, Schedules and Exhibits are made to the articles, sections, schedules and exhibits of this Agreement;

(n) Any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and “without limitation” and shall not limit the sense of the words preceding those terms;

(o) The terms “furnished,” “provided,” “made available” and words of similar import shall refer to those items so provided no later than one (1) day prior to the date of this Agreement;

(p) References to “$”, “Dollar” or “dollar” are references to the lawful currency of the United States of America; and

(q) References to a “day” or a number of “days” (without explicit reference to “Business Day”) shall be interpreted as a reference to a calendar day or number of calendar days.

ARTICLE 2

PURCHASE AND SALE

2.1 Purchase and Sale.

(a) Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall, or shall cause its Subsidiaries to, sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase, acquire and accept from Seller and its Subsidiaries all the right, title and interest of Seller and its Subsidiaries, free and clear of all Encumbrances (other than Permitted Encumbrances), in, to and under the Transferred Assets, for the Preliminary Closing Purchase Price (as adjusted in accordance with Section 2.5, the “Final Closing Purchase Price”). Seller and its Subsidiaries or their designees shall retain, and Buyer shall not acquire, any interest in the Excluded Assets, and Seller and its Subsidiaries or their designees shall retain, and Buyer shall not assume, any Excluded Liability.

(b) The term “Transferred Assets” means the following assets (x) owned, leased or licensed by PCS and that are used or held for use by PCS in connection with the Wireless Business or (y) owned, leased or licensed by Seller or any of its Subsidiaries (other than PCS) and that are primarily used or held for use by Seller or any of its Subsidiaries (other than PCS) in connection with the Wireless Business:

(i) all network assets, including those set forth in Section 2.1(b)(i) of the Disclosure Schedules;

(ii) all sale and distribution assets, including those assets set forth in Section 2.1(b)(ii) of the Disclosure Schedules;

(iii) all (A) Leases, including those set forth on Section 2.1(b)(iii) of the Disclosure Schedules, (B) Easements associated with such Leases, and (C) security and other deposits deposited or paid by Seller or its Subsidiaries with or to Third Parties prior to the Closing with respect to each such Lease;

(iv) all Contracts (other than Shared Contracts), including those set forth on Section 2.1(b)(iv) of the Disclosure Schedule (together with the Leases and all other Transferred Assets that are Contracts, the “Assumed Contracts”);

(v) all (A) Intellectual Property and (B) Software, including those set forth in Section 2.1(b)(v) of the Disclosure Schedules (the “Transferred Intellectual Property”);

(vi) all Inventory, including those set forth on Section 2.1(b)(vi) of the Disclosure Schedules, and all funding commitments from handset manufacturers to the extent associated with such Inventory;

(vii) all Permits and FCC Permits, including those set forth on Section 2.1(b)(vii) of the Disclosure Schedules;

(viii) all purchase orders or other commitments exclusively relating to the Wireless Business that remain unfulfilled as of the Closing;

(ix) all personal computers, including those set forth on Section 2.1(b)(ix) of the Disclosure Schedules, and equipment set forth on Section 2.1(b)(ix) of the Disclosure Schedules;

(x) all furniture, fixtures (including any Sprint or Boost brand store fixtures), tools, machinery, equipment, hardware and supplies, in each case, located at the Owned Real Property or the Leased Real Property;

(xi) all Transferred Records;

(xii) all other assets set forth in Section 2.1(b)(xii) of the Disclosure Schedules;

(xiii) all rights, claims and credits (including all guaranties, warranties, indemnities and similar rights) of Seller or its Subsidiaries, in each case, to the extent primarily related to, and arising out of, the ownership, operation or use of the Transferred Assets upon or after the Closing or to an Assumed Liability;

(xiv) all rights to insurance Proceedings or judgements or other rights Seller or its Subsidiaries may have, in each case, for insurance coverage under any past and present Third Party insurance policies or insurance contracts providing coverage for the damage, destruction or loss of use of any of the Transferred Assets from and after the date hereof or for any Assumed Liability (including the Insurance Proceeds), in each case other than with respect to coverage for an Excluded Liability or insurance coverage directly or indirectly funded by Seller or any of its Affiliates through self-insurance or other similar arrangement;

(xv) all keys, combinations and passcodes necessary for accessing any of the Transferred Assets;

(xvi) all receivables and rights of payment in respect of each Wireless Customer (if any) (which, for the avoidance of doubt, shall not include any receivables owed to Seller or its Subsidiaries under the Sprint Agreements, in each case determined in accordance and consistent with the principles, methodologies and procedures set forth in Exhibit E);

(xvii) all goodwill to the extent associated with the Transferred Assets (including the goodwill resulting from the Wireless Customers (if any); and

(xviii) the Owned Real Property and all Easements associated with such Owned Real Property.

2.2 Excluded Assets. Notwithstanding anything to the contrary set forth in Section 2.1(b) above, the Transferred Assets shall not include any Excluded Assets. “Excluded Assets” means all assets and properties of Seller or its Affiliates that are not Transferred Assets, including, in each case with respect to Seller and its Affiliates:

(a) all (i) proprietary materials used for Seller’s or its Affiliates’ human resource program and supporting documentation thereto, (ii) Contracts with any employee of Seller or any of its Affiliates, and (iii) Contracts, cash and other assets of or relating to any benefit or compensation plan, program, agreement or arrangement or related trust in which any employees of Seller or any of its Affiliates participate or otherwise with respect to which Seller or any of its Affiliates has Liability (including the Benefit Plans and related trusts);

(b) all insurance policies and insurance Contracts; provided that this Section 2.2(b) shall not limit the conveyance to Buyer of those rights contemplated by Section 2.1(b)(xiv);

(c) the following Records: (1) personnel Records for employees of Seller or any of its Affiliates, (2) Records to the extent solely relating to any Excluded Asset or Excluded Liability, (3) Tax Returns or work papers relating to Tax or copies thereof that are not Transferred Records, (4) Records prepared in connection with the Transaction Process or the Transaction, including bids received from other parties and analyses relating to the Transferred Assets or the Assumed Liabilities, (5) Records in the possession and control of Seller or any of its Affiliates that are not Transferred Records, and (6) copies of the Records (including otherwise Transferred Records) retained by Seller or its Affiliates in accordance with bona fide document retention policies;

(d) (i) all attorney-client privilege and attorney-work product protection of Seller or its Affiliates or associated with the Wireless Business as a result of legal counsel representing Seller or its Affiliates or the Wireless Business in connection with the Transaction and (ii) all documents subject to the attorney-client privilege or work product protection described in clause (i) of this paragraph;

(e) the Marks “Shentel” and “Shenandoah Telecommunications” and any abbreviations, derivations, combinations, or composites thereof (but excluding that portion of any combination or composite Mark comprising a Mark of Buyer or any of its Affiliates, including the Mark “Sprint”), or any other Mark confusingly similar thereto, together with all of Intellectual Property of Seller and its Affiliates other than the Transferred Intellectual Property;

(f) all payables and receivables earned or incurred under the Sprint Agreements, in each case determined in accordance and consistent with the principles, methodologies and procedures set forth in Exhibit E;

(g) all Tax assets with respect to Taxes allocable to the Seller or its Affiliates pursuant to this Agreement (including refunds and credits in lieu thereof that are for the account of Seller under Section 6.2) and Tax assets of Seller or its Affiliates related to assets or businesses other than the Transferred Assets or the Wireless Business;

(h) network towers or cell sites owned by Seller or any of its Affiliates;

(i) any tangible assets used in connection with providing fiber-based backhaul services by Seller or its Affiliates;

(j) any spectrum owned by Seller or its Affiliates (other than the microwave licenses set forth on Section 2.1(b)(vii) of the Disclosure Schedules);

(k) the real property set forth on Section 2.2(k) of the Disclosure Schedules;

(l) all Shared Contracts and other assets set forth on Section 2.2(l) of the Disclosure Schedules;

(m) all furniture, fixtures, tools, machinery, equipment, hardware and supplies, in each case, located at DISH-owned or held Boost stores or located in or formerly located in (but now stored) in any Sprint or Boost branded store that is permanently closed;

(n) all fleet assets (including vehicles and trailered generators), including those listed on Section 2.2(n) of the Disclosure Schedules (each of which shall be separately addressed in the Transition Services Agreement); and

(o) all assets and properties not related to the Wireless Business.

2.3 Assumption of the Liabilities.

(a) Upon the terms and subject to the conditions of this Agreement, effective as of the Closing, but subject to Section 2.3(b), Buyer shall assume and become responsible to perform, discharge and pay when due, all of the (i) Liabilities arising out of or relating to the ownership, operation or use of the Transferred Assets upon or after the Closing (including all Covered Taxes allocated to Buyer under Section 6.2(a) and other Taxes with respect to the Transferred Assets for taxable periods (or portions thereof) beginning after the Closing Date), (ii) Liabilities to the extent required to be performed upon or after the Closing under Assumed Contracts (but not including any Liabilities arising out of an Assumed Contract that occurred prior to the Closing in connection with a breach, violation, penalty or similar Liability as a result of an action or omission by Seller or any of its Subsidiaries), (iii) Liabilities to the extent required to be performed upon or after the Closing under Shared Contracts to the extent related to the Wireless

Business (but not including any Liabilities arising out of a Shared Contract that occurred prior to the Closing in connection with a breach, violation, penalty or similar Liability as a result of an action or omission by Seller or any of its Subsidiaries) and (iv) Liabilities expressly assumed by, retained by or agreed to be performed by Buyer or any of its Affiliates pursuant to the terms of this Agreement or any Transaction Document, including pursuant to the second to last sentence of Section 5.12(f) (collectively, the “Assumed Liabilities”).

(b) Notwithstanding anything to the contrary set forth in Section 2.3(a), all Liabilities (including the Excluded Employee Liabilities), other than those explicitly assumed by Buyer in Section 2.3(a) and the second to last sentence of Section 5.12(f), are “Excluded Liabilities,” each of which shall remain the obligations and responsibilities of Seller and its Subsidiaries, as applicable. For the avoidance of doubt, the Liabilities set forth on Section 2.3(b) of the Disclosure Schedules shall be Excluded Liabilities.

(c) Except as may be recoverable by Buyer under the RWI Policy and subject to Section 11.5(b), each of Buyer’s and Seller’s obligations under this Section 2.3 shall not be subject to offset or reduction by reason of any actual or alleged breach of any representation, warranty or covenant contained in this Agreement or any Transaction Document.

2.4 Purchase Price. At the Closing, Buyer shall pay or cause to be paid in immediately available funds by wire transfer, in consideration for all of Seller’s and its Subsidiaries’ right, title and interest in, to and under the Transferred Assets, the Preliminary Closing Purchase Price to an account or accounts that have been designated by Seller in accordance with the immediately succeeding sentence. Seller shall deliver in writing to Buyer no later than three (3) Business Days prior to the Closing Date the wire transfer instructions and the bank account or accounts of Seller (or its designee) to receive the payments contemplated hereby. The payment of the Preliminary Closing Purchase Price shall constitute consideration for both the Transferred Assets and, if applicable, Subsequent Transferred Assets.

2.5 Purchase Price Adjustments.

(a) Seller shall deliver to Buyer no later than five (5) Business Days prior to the Closing Date a written statement (the “Estimated Closing Statement”) setting forth (i) Seller’s good faith estimate of (A) the Adjustment Amount (the “Estimated Adjustment Amount”) and (B) the NPV of Waived Management Fee (the “Estimated NPV of Waived Management Fee”) and (ii) Seller’s good faith calculation of the Preliminary Closing Purchase Price, including its calculation of each of the components thereof, in each case, together with supporting documentation used by Seller in calculating such amounts. To the extent reasonably requested by Buyer, Seller shall provide to Buyer and its advisors prior to Closing reasonable access during normal business hours to financial records and work papers used in calculating the Estimated Closing Statement and the components thereof and Seller will consider in good faith any comments provided by Buyer to the Estimated Closing Statement or any calculations or components thereof and may (but is not required to) update and revise the Estimated Closing Statement prior to the Closing following such consideration (and any such updated and revised Estimated Closing Statement shall be considered the Estimated Closing Statement for the purposes of this Agreement); provided that (A) in no event shall any review of the Estimated Closing Statement or the components thereof by Buyer or any of its advisors, or any dispute relating thereto, delay or prevent the Closing and (B) in no event shall such consultation or the delivery of the Estimated Closing Statement be deemed to constitute the agreement of Buyer to any of the estimates or components therein (other than the Entire Business Value, the Expansion Area Adjustment Amount and the Purchase Price, in each case, as previously determined by the Valuation Providers) or be construed as a waiver by Buyer of its rights under this Section 2.5.

(b) As promptly as practical, but in no event later than ninety (90) days after the Closing Date, Buyer will deliver to Seller a written statement (the “Closing Statement”) setting forth its calculation of (i) the Adjustment Amount, (ii) the NPV of Waived Management Fee and (iii) the Final Closing Purchase Price, including its calculation of each of the components thereof (other than the Entire Business Value, the Expansion Area Adjustment Amount and the Purchase Price, in each case, previously determined by the Valuation Providers). From and after the Closing, Buyer shall, and shall cause its Affiliates to, on reasonable prior notice to Buyer, (i) provide Seller and its Representatives with reasonable access during normal business hours to the facilities, books, records and work papers of Buyer and its Affiliates and (ii) cooperate with and assist Seller and its Representatives, in each case in connection with the review of such materials, including by making available their employees and other personnel to the extent reasonably requested, in each case, in connection with Seller’s review of the Closing Statement.

(c) The Closing Statement shall become final and binding upon the Parties on the date that is sixty (60) days after receipt of the Closing Statement by Seller (the “Final Settlement Date”), in each case, unless Seller gives written notice of its disagreement (“Notice of Disagreement”) to Buyer prior to such date. Any Notice of Disagreement shall specify in reasonable detail the dollar amount, nature and basis of any such disagreement. If a Notice of Disagreement is received by Buyer, then the Closing Statement (as revised in accordance with Section 2.5(d), if applicable) shall become final and binding on the Parties on, and the Final Settlement Date shall be, the earlier of (i) the date upon which Seller and Buyer agree in writing with respect to all matters specified in the Closing Statement and (ii) the date upon which the Final Closing Statement is issued by the Independent Accounting Firm (defined below).

(d) During the first twenty (20) days after the date upon which Buyer receives a Notice of Disagreement, the Parties shall attempt in good faith to resolve in writing any differences that they may have with respect to all matters specified in the Notice of Disagreement (and all such discussions and negotiations related thereto shall, unless otherwise previously agreed in writing by Buyer and Seller, be governed by Rule 408 of the Federal Rules of Evidence (and any applicable similar state rule)). If at the end of such twenty (20)-day period (or earlier by mutual written agreement) the Parties have not reached agreement with respect to all matters specified in the Notice of Disagreement, the matters that remain in dispute (and only such matters) shall be submitted to Grant Thornton LLP (or, if Grant Thornton LLP is unwilling or unable to serve, such other independent accounting firm of recognized national standing in the United States mutually selected by Buyer and Seller, which shall be mutually selected not later than ten (10) days following the end of such twenty (20)-day period) (such accounting firm, the “Independent Accounting Firm”) by the Parties for review and resolution; provided, however, that any materials provided by either Party or its respective Representatives to the Independent Accounting Firm shall also simultaneously be made available to the other Party. Any item not specifically submitted to the Independent Accounting Firm for evaluation shall be deemed final and binding on the Parties (as set forth in the Estimated Closing Statement, the Closing Statement, the Notice of

Disagreement or as otherwise resolved in writing by the Parties, in each case, as applicable). The hearing date shall be scheduled by the Independent Accounting Firm as soon as reasonably practicable, and shall be conducted on a confidential basis and shall be limited to the items that remain in dispute on the Closing Statement. Seller and Buyer shall, not later than seven (7) days prior to the hearing date set by the Independent Accounting Firm, submit a brief (to include their respective calculations with regard to amounts that remain in dispute on the Closing Statement) for settlement of any amounts set forth in the Notice of Disagreement that remain in dispute. The Parties shall instruct the Independent Accounting Firm to render a decision (which decision shall include a written statement of findings and conclusions, including a written explanation of its reasoning with respect to such findings and conclusions) resolving the matters in dispute in accordance with this Section 2.5, and the Final Closing Statement reflecting such decision, within three (3) Business Days after the conclusion of the hearing, unless the Parties reach agreement prior thereto and withdraw the dispute. The Independent Accounting Firm shall (i) act as an expert and not as an arbitrator, (ii) address only those items in dispute and all determinations shall be based solely on the written presentations of Seller and Buyer and their respective Representatives, and not by independent review, and (iii) for each item, not assign a value greater than the greatest value for such item claimed by either Seller or Buyer or smaller than the smallest value for such item claimed by either Seller or Buyer. The decision of the Independent Accounting Firm shall be final and binding on the Parties absent fraud or manifest error, and the Parties agree that the procedures set forth in this Section 2.5 for resolving disputes with respect to the Estimated Closing Statement shall be the sole and exclusive method for resolving any such disputes. Judgment may be entered upon the final determination of the Independent Accounting Firm in any court having jurisdiction over the Party against which such determination is to be enforced. As used in this Agreement, the term “Final Closing Statement” shall mean the Closing Statement delivered pursuant to Section 2.5(b), as subsequently adjusted, if applicable, pursuant to this Section 2.5(d) to reflect any subsequent written agreement between the Parties with respect thereto and, if submitted to the Independent Accounting Firm, any amendments or modifications to the Closing Statement decided by the Independent Accounting Firm. The fees and expenses of the Independent Accounting Firm shall be allocated to be paid by Buyer, on the one hand, and Seller, on the other, based upon the percentage that the portion of the contested amount not awarded to each Party bears to the amount actually contested by such Party, as determined by the Independent Accounting Firm. Except as provided by the preceding sentence, all other costs and expenses incurred by the Parties in connection with resolving a dispute hereunder before the Independent Accounting Firm shall be borne by the Party incurring such cost and expense. For the avoidance of doubt and notwithstanding anything to the contrary set forth in this Agreement or in any Transaction Document, the Entire Business Value, the Expansion Area Adjustment and the Purchase Price, in each case, as previously determined by the Valuation Providers, shall be final and binding on the Parties and shall not be subject to adjustment pursuant to the terms of this Agreement, any of the Transaction Documents or otherwise.

(e) Final Settlement and Adjustment to Purchase Price; Payment.

(i) If the Final Closing Purchase Price set forth on the Final Closing Statement is less than the Preliminary Closing Purchase Price (the absolute value of such excess of the Preliminary Closing Purchase Price over the Final Closing Purchase Price set forth on the Final Closing Statement, an “Excess Payment”), then, promptly following the determination of the Final Closing Purchase Price set forth on the Final Closing Statement, and in any event within five (5) Business Days thereafter, Seller shall pay or cause to be paid in immediately available funds by wire transfer to Buyer or its designee an amount in cash equal to the Excess Payment.

(ii) If the Final Closing Purchase Price set forth on the Final Closing Statement is greater than the Preliminary Closing Purchase Price (the absolute value of such excess of the Final Closing Purchase Price set forth on the Final Closing Statement over the Preliminary Closing Purchase Price, a “Shortfall Payment”), then, promptly following the determination of the Final Closing Purchase Price set forth on the Final Closing Statement, and in any event within five (5) Business Days thereafter, Buyer shall pay or cause to be paid in immediately available funds by wire transfer to Seller or its designee an amount in cash equal to the Shortfall Payment.

(iii) All payments made pursuant to this Section 2.5(e) shall be treated by all parties for Tax purposes as adjustments to the Preliminary Closing Purchase Price to the maximum extent permitted by applicable Law.

2.6 Allocation of the Purchase Price.

(a) Within ninety (90) days after the determination of the Final Closing Purchase Price, Buyer will provide Seller with a statement (or statements) (the “Asset Acquisition Statement”) with Buyer’s proposed allocation of the Final Closing Purchase Price (plus any other amounts, including Assumed Liabilities, to the extent properly taken into account as consideration for applicable Tax purposes) among the Transferred Assets and, if applicable, the Transaction Documents and any other rights transferred or agreements, including such items cancelled or terminated as a result of this Agreement, which are contemplated hereunder or thereunder in accordance with Section 1060 of the Code (and any other applicable state, local or non-U.S. Law). Seller may, within forty-five (45) days after receiving such Asset Acquisition Statement, propose to Buyer in writing any changes to such Asset Acquisition Statement that are consistent with applicable Law (the “Allocation Notice of Objection”), and if Seller does not deliver such an Allocation Notice of Objection within such period, Seller shall be deemed to have accepted such proposed Asset Acquisition Statement and it shall become final and binding on the Parties. If Seller delivers an Allocation Notice of Objection, then Buyer and Seller will endeavor in good faith to resolve any differences with respect to the Asset Acquisition Statement within thirty (30) days after Buyer’s receipt of the Allocation Notice of Objection and shall amend the Asset Acquisition Statement to reflect any resolution agreed to in writing. If Buyer and Seller are unable to resolve any such differences, the Asset Acquisition Statement shall not be binding on either Party, and the Parties (and their respective Affiliates) shall each be entitled to report the allocation of the Final Closing Purchase Price (plus any such other amounts) as they each deem appropriate.

(b) If Buyer and Seller agree on or are deemed to agree on the Asset Acquisition Statement, then Buyer and Seller agree that each of them shall (and shall cause their respective Affiliates to) file all Tax Returns (including IRS Form 8594, amended returns and claims for refunds) and information reports in a manner consistent with the Asset Acquisition Statement (as finalized or amended pursuant to this Section 2.6); provided that nothing contained in this Section 2.6 shall prevent any Party (or their Affiliates) from settling, or require any of them (or their Affiliates) to litigate, any challenge, proposed deficiency, adjustment or other similar

Proceeding by any Governmental Authority with respect to the Asset Acquisition Statement. In addition, if the Parties agree on or are deemed to agree on the Asset Acquisition Statement, then following the Closing, Buyer and Seller shall work together in good faith to amend the Asset Acquisition Statement to the extent necessary to reflect any post-Closing adjustments to the amount properly treated as consideration for applicable Tax purposes, whether due to payments made under Article 11 or otherwise. If the Asset Acquisition Statement is challenged by an applicable Taxing Authority, the Party receiving notice of the challenge shall promptly notify the other Party in writing, but only if such Asset Acquisition Statement has been agreed upon or been deemed to be agreed upon by both Parties pursuant to Section 2.6(a).

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Disclosure Schedules (it being agreed that disclosure of any item in any Section or subsection of a Disclosure Schedule shall apply only to the corresponding Section or subsection of this Agreement and to any other Section or subsection of this Agreement to the extent that the relevance of such item is reasonably apparent on its face in the Disclosure Schedules, in each case, with respect to the representations and warranties set forth herein), Seller hereby represents and warrants to Buyer, as of the date hereof and as of the Closing, as follows; (and, for purposes of this Article 3, Transferred Assets shall be deemed to include the Subsequent Transferred Assets, if applicable):

3.1 Organization. Seller is duly organized and validly existing under the laws of the jurisdiction of its organization. Seller or any applicable Subsidiary of Seller which has title to any asset reasonably expected to be a Transferred Asset is duly qualified and in good standing in each jurisdiction in which Transferred Assets held by it is currently used by Seller or such Subsidiary and where the ownership, leasing, operation or use of its assets requires such qualification, in each case, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had, and would not reasonably be expected to have, a material adverse effect on the ability of Seller to consummate the Transaction in accordance with the terms hereof. Seller or the applicable Subsidiary of Seller has all requisite corporate power and authority to own, lease, operate or use, as the case may be, the Transferred Assets, except where the failure to hold such corporate power or authority, individually or in the aggregate, has not had, and would not reasonably be expected to have, a material adverse effect on the ability of Seller to consummate the Transaction in accordance with the terms hereof.

3.2 Authorization, Enforceability. Seller has all requisite organizational power and authority to enter into, execute and deliver this Agreement and the Transaction Documents to which it is a party, to consummate the Transaction and to perform its obligations hereunder and thereunder. The execution and delivery by Seller of this Agreement and the Transaction Documents to which it is a party, the performance by Seller of its obligations under this Agreement and the Transaction Documents and the consummation by Seller of the Transaction have been duly and validly authorized by all necessary organizational action on Seller’s part to authorize such execution, delivery or performance. This Agreement has been, and each Transaction Document to which Seller is a party will be, duly and validly executed and delivered by Seller and constitutes or will constitute, assuming the due authorization, execution and delivery by the other parties hereto or thereto, a valid and binding obligation of Seller, enforceable against Seller in accordance with their respective terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting creditors’ rights generally and by general principles of equity (whether considered in a Proceeding in equity or at law) (the “Remedy Exceptions”).

3.3 No Approvals or Conflicts. Other than in respect of the Regulatory Approvals and the Subsequent Regulatory Approvals, none of the execution and delivery by Seller of this Agreement or the Transaction Documents to which it is a party, the performance by Seller of its obligations hereunder or thereunder, or the consummation by Seller or any of its Affiliates of the Transaction, will (a) conflict with or violate any provision of Seller’s Governing Documents, (b) require on the part of Seller any Permit, (c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, violate, or create in any Person any right to modify, terminate, accelerate or cancel any Assumed Contract or Shared Contract, (d) violate any Law or Governmental Order or (e) result in the creation or imposition of any Encumbrance other than a Permitted Encumbrance on any of the Transferred Assets, other than, in the case of clauses (b) through (e), any such Permit, conflict, breach, default, violation, termination, cancellation, imposition or violation that, or notice, consent, waiver, the failure of which to make or be obtained, individually or in the aggregate, would not reasonably be expected to be material to the Wireless Business or the Transferred Assets taken as a whole and, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the ability of Seller to consummate the Transaction in accordance with the terms hereof.

3.4 Litigation. Except as set forth on Section 3.4 of the Disclosure Schedules:

(a) there are no Proceedings pending or, to the Knowledge of Seller, threatened in respect of the Wireless Business, any of the Transferred Assets or any of the Assumed Liabilities, in each case, against Seller or any of its Subsidiaries or Affiliates that (a) involves a claim (or series of related claims) in excess of $50,000, or (b) involves a claim for injunctive relief; and

(b) neither Seller nor any of its Affiliates is a party to or subject to the provisions of any Governmental Order with respect to the Wireless Business, any of the Transferred Assets or any of the Assumed Liabilities.

3.5 Compliance with Law; Permits. Except as set forth on Section 3.5 of the Disclosure Schedules:

(a) the conduct of the Wireless Business is, and the use of the Transferred Assets by Seller or its Subsidiaries is, and since January 1, 2018 has been, in compliance with all applicable Laws and Seller and each of its Subsidiaries is not, and since January 1, 2018 has not been, in violation of any such Laws in respect of any Transferred Assets held by it, in each case, except any such violations as would not, individually or in the aggregate, reasonably be expected to be material to the Wireless Business or the Transferred Assets taken as a whole;

(b) no Proceeding with respect to Seller or any of its Affiliates is pending or, to the Knowledge of Seller, threatened, nor has any Governmental Authority, to the Knowledge of Seller, indicated an intention to conduct the same, in each case, with respect to the Wireless Business, the Transferred Assets or the Assumed Liabilities;

(c) none of Seller nor any of its Subsidiaries has received any written notice or, to the Knowledge of Seller, oral communication of any material noncompliance with any applicable Laws, in each case, with respect to the Wireless Business, any of Transferred Assets or any of the Assumed Liabilities, which noncompliance has not been cured as of the date hereof; and

(d) except for Permits that are Transferred Assets, no material Permits (including Permits issued by the FCC) are required by Seller or any of its Subsidiaries for (i) the conduct of the Wireless Business as conducted or anticipated to be conducted as of the date hereof or (ii) the ownership, operation or use of the Transferred Assets as owned, operated and used by or as anticipated to be operated and used by Seller and its Subsidiaries in the Ordinary Course of Business.

3.6 No Undisclosed Liabilities. There are no Liabilities arising or resulting from the operation of the Wireless Business or the ownership of the Transferred Assets (whether accrued, absolute, contingent or otherwise) other than Liabilities that (i) are future executory Liabilities arising under any Assumed Contract (other than as a result of breach of contract, tort, infringement or violation of applicable Law), (ii) are set forth in Section 3.6 of the Disclosure Schedules, (iii) constitute Excluded Liabilities, (iv) arise out of or relate to the ownership, operation or use of the Transferred Assets upon or after the Closing or (v) would not, individually or in the aggregate, reasonably be expected to be material to the Wireless Business or the Transferred Assets taken as a whole.

3.7 Absence of Certain Changes. Except as set forth on Section 3.7 of the Disclosure Schedules, since September 30, 2020 (a) through the date hereof, Seller and its Subsidiaries have owned, operated and used the Transferred Assets in the Ordinary Course of Business, (b) there has not been, with respect to any Transferred Asset or any Assumed Liability, any event, development, circumstance, change or effect that, individually or in the aggregate, has had or would reasonably be expected to have a materially adverse effect on (i) the Transferred Assets and the Assumed Liabilities, taken as a whole, or (ii) the ability of Seller to consummate the Transaction in accordance with the terms hereof, and (c) through the date hereof, any action taken by Seller or any of its Affiliates that, if taken during the period from the date of this Agreement through the Closing Date, would constitute a violation or breach of or would otherwise require consent under Section 5.1(b) (other than clauses (ii), (iv), (v) and (vi) thereto).

3.8 Tax Matters.

(a) All material Tax Returns required to be filed by Seller and its Affiliates with respect to the Wireless Business or the Transferred Assets have been duly and timely filed (taking into account applicable extensions) and all such Tax Returns are true, correct and complete in all material respects.

(b) Seller and its Affiliates have timely paid (or caused to be paid) all material Taxes that are due and payable (other than Taxes that are being contested in good faith), whether or not shown as due on any Tax Returns, in respect of the Wireless Business and the Transferred Assets.

(c) All material Taxes required to be collected or withheld and remitted by Seller and its Affiliates under any applicable Law with respect to the Wireless Business or the Transferred Assets have been duly and timely collected or withheld and remitted to the proper Taxing Authority.

(d) There are no material Encumbrances on the Transferred Assets for any failure (or alleged failure) to pay Taxes (other than Permitted Encumbrances).

(e) Neither Seller nor its Affiliates are currently engaged in any pending or, to the Knowledge of Seller, threatened audit, examination or investigation by any Taxing Authority for which Seller or its Affiliates expect a material Tax assessment in respect of the Wireless Business or the Transferred Assets. No Taxing Authority has asserted or threatened in writing (or, to the Knowledge of Seller, otherwise) to assert any material Tax assessments, deficiencies or adjustments related to the Wireless Business or the Transferred Assets that has not since been resolved, paid in full, or withdrawn.

(f) No claim has been made in writing by any Taxing Authority in a jurisdiction where Seller or any of its Affiliates does not file Tax Returns that Seller or such Affiliate is or may be subject to taxation with respect to the Wireless Business or the Transferred Assets in that jurisdiction, which claim has not been resolved and, if applicable, paid or withdrawn.

(g) Neither Seller nor any of its Affiliates has entered into a written agreement waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any material Taxes, in each case, that is currently in effect with respect to the Wireless Business or the Transferred Assets and for which such statute or period has not yet expired.

(h) None of the Transferred Assets are “tax-exempt use property” within the meaning of Section 168(h) of the Code, are “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code, secure any debt the interest of which is tax-exempt under Section 103(a) of the Code or are subject to a “section 467 rental agreement” within the meaning of Section 467 of the Code (or in each case, similar or corresponding provisions of applicable state Tax Law).

3.9 Intellectual Property.

(a) Other than the Marks licensed to Seller under the Sprint Agreements and the “Shentel” and “Shenandoah Telecommunications” Marks, there are no Marks owned, used or held for use by Seller or any of its Subsidiaries in connection with the Wireless Business.

(b) Section 3.9(b) of the Disclosure Schedules sets forth a true and complete list of all Registered Intellectual Property included in the Transferred Intellectual Property, indicating for each item the registration or application number, the registration or application date, and the applicable filing jurisdiction. Seller and its controlled Affiliates exclusively own all, right, title and interest in all the Transferred Intellectual Property, free and clear of all Encumbrances

(other than Permitted Encumbrances). None of Seller or any of its Subsidiaries is bound by any outstanding judgment, injunction, order or decree or any contractual or other obligation materially restricting the use by Seller or any of its Subsidiaries of the Transferred Intellectual Property, or materially restricting the licensing thereof to any Person. With respect to the Registered Intellectual Property listed in Section 3.9(b) of the Disclosure Schedules, (i) all such Intellectual Property is subsisting and in full force and effect and, to the Knowledge of Seller, valid and enforceable; (ii) Seller or one or more of its Subsidiaries is the owner of record and has paid all maintenance fees and made all filings that are required to be made prior to the Closing Date to maintain Seller’s or such Subsidiaries’ ownership thereof.

(c) The conduct of the Wireless Business as currently conducted does not infringe, misappropriate, dilute or otherwise violate, and since January 1, 2018 has not infringed, misappropriated or otherwise violated, any Intellectual Property rights of any Third Party. No Proceedings are pending and no written notices have been received by Seller since January 1, 2018 (or earlier, if presently not resolved), in each case, alleging any infringement, misappropriation or other violation by Seller or any of its Subsidiaries of the Intellectual Property rights of any Third Party in connection with the conduct of the Wireless Business or the ownership, operation or use of any of the Transferred Assets. Except as set forth in Section 3.9(c) of the Disclosure Schedules, to the Knowledge of Seller, since January 1, 2018 no Person has infringed, misappropriated, diluted or otherwise violated any of the Transferred Intellectual Property, and since January 1, 2018 none of Seller or any of its Subsidiaries has made or asserted any claim, demand or notice against any person or entity alleging any such infringement, misappropriation, dilution or other violation. Since January 1, 2018, there has been no litigation, opposition, cancellation, Proceeding, or claim pending, asserted or, to the Knowledge of Seller, threatened concerning the ownership, or the right to use any Transferred Intellectual Property, or the validity, registrability, or enforceability of any Registered Intellectual Property included in the Transferred Intellectual Property, except where such litigation, opposition, cancellation, Proceeding, or claim is not and would not, individually or in the aggregate, reasonably be expected to be material to the Wireless Business or the Transferred Assets taken as a whole.

(d) Seller has taken commercially reasonable steps to maintain the confidentiality of and otherwise protect its rights in all Transferred Intellectual Property and other proprietary or confidential information pertaining to the Transferred Assets (and any confidential information of any other Person that Seller, by Contract, was required to maintain as confidential and protect). No Trade Secrets included in the Transferred Intellectual Property have been disclosed by Seller or any of its Subsidiaries to any Person except pursuant to written non-disclosure agreements that, to the Knowledge of Seller, have not been breached by such Person.

(e) Except where ownership has vested in Seller or its Subsidiaries by operation of applicable Law, Seller has obtained from each Person (including current and former employees and independent contractors) who has created or developed for or on behalf of Seller or any of its Subsidiaries any Transferred Intellectual Property that is material to the Wireless Business a written, present and valid assignment of such Intellectual Property to Seller or its Subsidiaries.

(f) To the Knowledge of Seller, since January 1, 2018, there has been no material unauthorized access to or material unauthorized use of any confidential or proprietary information or data comprising Transferred Assets that is both in Seller’s or any of its Subsidiaries’ possession or control and material to the Wireless Business.

(g) Section 3.9(g) of the Disclosure Schedules lists each Contract relating primarily to the Wireless Business pursuant to which any Intellectual Property right therein is or has been licensed, sold, assigned or otherwise conveyed or provided to Seller (other than non-exclusive licenses to “off-the-shelf” third party Software that is generally available on standard commercial terms).

(h) Section 3.9(h) of the Disclosure Schedules lists each Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable and including a right to receive a license) or interest in, any Transferred Intellectual Property, any of the products or services of the Wireless Business, or any data or information of the Wireless Customers, in each case other than Customer Contracts and incidental non-exclusive licenses granted to suppliers, distributors, service providers, and other third parties providing goods and services to the Wireless Business in the Ordinary Course of Business. Seller is not bound by, and neither the Transferred Intellectual Property nor the Wireless Business is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the right to use, exploit, make available, assert or enforce any Transferred Intellectual Property.

(i) Seller does not own any Software or information technology systems that are primarily used to support the Wireless Business and Seller does not license any Software or information technology systems that are primarily used to support the Wireless Business, in each case, other than the Assumed Contracts or as set forth on Section 3.9(i) of the Disclosure Schedules.

(j) None of the execution, delivery nor performance of this Agreement, nor the consummation of the Transaction will result in the loss or impairment of any of the Transferred Intellectual Property.

3.10 Data Protection.

(a) Since January 1, 2018, Seller and its Subsidiaries, with respect to the Wireless Business, have (i) complied in all material respects with all publicly-facing statements or policies, contractual obligations, and all applicable Laws, in each case, regarding privacy, cyber security, data security and the collection, retention, protection, transfer, use and processing of Personal Information relating to the Wireless Business, except as would not, individually or in the aggregate, reasonably be expected to be material to the Wireless Business or the Transferred Assets taken as a whole, and (ii) implemented and maintained commercially reasonable administrative, technical and physical safeguards designed to protect Personal Information relating to the Wireless Business against unauthorized access, use, loss and damage.

(b) Since January 1, 2018, (i) to the Knowledge of Seller, there has been no unauthorized access to, or misuse of, any Personal Information relating to the Wireless Business maintained by or on behalf of Seller or any of its Subsidiaries, in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to the Wireless Business or the Transferred Assets taken as a whole, and (ii) no Person (including any Governmental Authority) has made any claim or commenced any Proceeding with respect to any unauthorized access to, or misuse of, any Personal Information relating to the Wireless Business maintained by or on behalf of Seller or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to be material to the Wireless Business or the Transferred Assets, taken as a whole.

3.11 Assumed Contracts.

(a) Schedule 3.11(a) of the Disclosure Schedules sets forth a list of each Assumed Contract that is of the type set forth below as of the date hereof:

(i) each Contract concerning the establishment or operation of a partnership, strategic alliance, joint venture, or limited liability company or other similar agreement or arrangement;

(ii) each Contract that limits or purports to limit the freedom of either Seller or any of its Affiliates to compete in any line of business with any Person or engage in any line of business within any geographic area or acquire the assets or securities of another Person or, or otherwise materially restricts Seller’s or any of its Affiliates’ ability to solicit business from any Person;

(iii) each Contract related to an acquisition, divestiture, merger or similar transaction that contains financial covenants, indemnities or other similar payment obligations (including “earn-out” or other contingent payment obligations) that are still in effect and would reasonably be expected to result in the receipt or making of future payments in excess of $500,000;

(iv) each Contract that contains a put, call or similar right pursuant to which Seller or any of its Affiliates could be required to purchase or sell, as applicable, any equity interests in or assets (in the case of assets, having a purchase price in excess of $500,000) of any Person;

(v) each Contract that provides for exclusive rights for the benefit of any Third Party, grants “most favored nation” status, contains minimum volume or purchase commitments, or requires Seller or any of its Affiliates to provide any minimum level of service, in each case which are, or in a manner that is, material to the Wireless Business; or

(vi) each Contract providing for indemnification by Seller or any of its Affiliates of any Person, except for Contracts entered into in the Ordinary Course of Business.

(b) Each Customer Contract either (i) has been entered into on a form made available by Buyer or its Affiliates and without any material deviation therefrom or (ii) has been furnished or made available to Buyer or its Affiliates.

(c) Seller has furnished or made available to Buyer or its Affiliates a complete and correct (including all amendments and supplements thereto) copy of each Assumed Contract in existence as of the date hereof, in each case, other than Contracts to which Buyer or its Affiliates are a party and purchase orders and scopes of work entered into in the Ordinary Course of Business.

With respect to each Assumed Contract: (i) such Contract is the valid and binding obligation of Seller or its Subsidiaries and, to the Knowledge of Seller, of each other party thereto, is in full force and effect and is enforceable in accordance with its terms, except to the extent that enforceability may be limited by the Remedy Exceptions, and (ii) none of Seller, its Affiliates or, to the Knowledge of Seller, any other party thereto, is in material breach or material violation of, or material default under, any such Contract, and no event, occurrence or condition has occurred, which (after notice, passage of time or both) would constitute or give rise to any such breach, violation or default thereunder, and Seller has not received any written notice or, to the Knowledge of Seller, oral communication alleging that Seller is in material default or breach of such Assumed Contract.

3.12 Transferred Assets.

(a) Seller or its Subsidiaries have, or as of immediately prior to the Closing will have, good, valid and marketable title to, all of the Transferred Assets, free and clear of all Encumbrances (other than Permitted Encumbrances).

(b) The Transferred Assets that are physical assets: (i) are in good operating condition and repair in all material respects in accordance with industry standards for companies in the United States similarly situated to Seller and its Subsidiaries, reasonable wear and tear excepted, (ii) are as of the date hereof, and will be as of immediately prior to the Closing, usable in the Ordinary Course of Business, and (iii) have been inspected, operated and maintained in all material respects in accordance with industry standards for companies in the United States similarly situated to Seller and its Subsidiaries.

(c) All utilities relevant to the then current use of any part of the Transferred Assets (including for a switch site, water, gas, sewer, electricity, trash removal, and telephone service, and including for a cell site, electricity and telephone service) are available to such Transferred Assets in sufficient quantities to adequately service such Transferred Assets’ needs as of the date hereof.

(d) Except for the Excluded Assets and the Business Employees and any other employees of Seller, the Transferred Assets, together with all rights, materials, goods and services provided by Seller or its Affiliates pursuant to the Transition Services Agreement and any other Transaction Document and all rights, materials, goods and services provided by Buyer, Sprint or their respective Affiliates pursuant to the Sprint Agreements as of the date hereof and as of immediately prior to Closing, constitute all the assets used or held for use by the Wireless Business as of the date hereof and as of immediately prior to the Closing, respectively.

3.13 Real Property. Seller or its Subsidiaries are in possession of all real property subject to any of the Leases (the “Leased Real Property”). None of Seller or any of its Subsidiaries has received any written, or to Knowledge of Seller other, notice of default from a lessor with respect to a material payment or other obligation under any of the Leases which has not been either waived, cured, resolved or remedied. As of the date hereof, the rental amounts set forth in each Lease represent the actual rent being paid, and there are no separate written agreements or understandings adversely amending or modifying such rental amounts. No material portion of any security deposit or portion thereof deposited with any Lease has been applied in respect of such Lease which has not been redeposited in full. There are no material brokerage or leasing fees or commissions due and payable by Seller or any of its Subsidiaries on an absolute or contingent basis to any Person with respect to any of the Leases. To the Knowledge of Seller, there are no written leases, subleases, licenses, concessions, occupancy rights or other Contracts granting to any Person, other than Seller or its Subsidiaries, the right to use or occupy any Leased Real Property. Neither Seller nor any of its Subsidiaries have received any written, or to Knowledge of Seller other, notice of any material violation of any applicable zoning ordinance or other Law relating to the operation of any Leased Real Property. To Knowledge of Seller, there are no actual proceedings of condemnation or eminent domain pending or threatened with respect to any Leased Real Property. To the Knowledge of Seller, each parcel of Leased Real Property is adequately served by utilities and other building services as necessary or appropriate for its current use in connection with the Wireless Business as conducted as of the date hereof.

3.14 Environmental Matters. Except as would not, individually or the aggregate, reasonably be expected to be material to the Wireless Business or the Transferred Assets taken as a whole:

(a) Seller’s and each of its Subsidiaries’ operation and use of all their Owned Real Property or Leased Real Property is, and since January 1, 2018 has been, in compliance with Environmental Laws, and none of Seller or any of its Subsidiaries has received any written notice from any Governmental Authority alleging that Seller’s or any of its Subsidiaries operation or use of any of the Leased Real Property is in violation of any Environmental Law, which violation has not been cured as of the date hereof including payment of all penalties or other liabilities.

(b) Seller’s and each of its Subsidiaries hold, and are, and since January 1, 2018 have been, in compliance with, all Permits required under Environmental Laws to conduct the Wireless Business and to operate and use all of their Owned Real Property or Leased Real Property that is owned, operated or used as of the date hereof, and each such Permit is in full force and effect.

(c) None of Seller or any of its Subsidiaries has caused and, to the Knowledge of Seller, no prior owner, lessee or operator of any Owned Real Property or Leased Real Property has caused, any Release of any Hazardous Material at any such Owned Real Property or Leased Real Property in violation of or that would reasonably be expected to give rise to any Liability of Seller under any Environmental Law and, to the Knowledge of Seller, no Hazardous Material is currently present at, on, in or under any of the Owned Real Property or Leased Real Property in a concentration, quantity or condition that requires remediation or removal under Environmental Law or would reasonably be expected to give rise to any Liability of Seller under any Environmental Law.

(d) None of Seller or any of its Subsidiaries has Released Hazardous Material at or transported or arranged for the transportation of any Hazardous Material to any location that would reasonably be expected to give rise to any claims against the Seller for clean-up costs, remedial work, damages to natural resources or personal injury claims, including claims under CERCLA, in each case that remain unresolved or for which material liabilities remain outstanding.

(e) To the Knowledge of Seller, none of the Owned Real Property or Leased Real Property is listed on the National Priorities List promulgated pursuant to CERCLA or on any similar state list of sites requiring investigation or clean-up as would reasonably be expected to give rise to any Liability of Seller under any Environmental Laws.

(f) There are no reports of environmental investigations, studies, audits, tests, or assessments prepared in the past five (5) years (or earlier to the extent they disclose material environmental Liabilities) and conducted by, or which are in the possession or control of, Seller or any of its Subsidiaries for any of the Owned Real Property or Leased Real Property which have not been delivered to Buyer prior to the execution of this Agreement.

3.15 Employee & Labor Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Wireless Business or the Transferred Assets taken as a whole, each Benefit Plan has been operated and administered in compliance with applicable Laws and with the terms of such Benefit Plan. Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service or is the subject of a favorable opinion letter from the Internal Revenue Service on the form of such Benefit Plan and, to the Knowledge of Seller, there are no facts or circumstances that would be reasonably likely to adversely affect the qualified status of any such Benefit Plan.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Wireless Business or the Transferred Assets taken as a whole, no Benefit Plan is, and neither Seller nor its ERISA Affiliates maintains or contributes to, or has any Liability (actual or contingent) with respect to, (i) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, (ii) a defined benefit pension plan that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, or (iii) a plan or arrangement that provides for retiree welfare benefits to any Business Employee following his or her termination of employment or service (except as required under Section 4980B of the Code or other applicable Law).

(c) Neither the execution and delivery of this Agreement, nor the consummation of the Transactions, either alone or in combination with another event (whether contingent or otherwise) will result in any “parachute payment” under Section 280G of the Code with respect to any Transferred Employee based solely on payments or benefits promised, paid or provided by Seller or its Subsidiaries or otherwise in respect of services provided to Seller or its Subsidiaries prior to the Closing (and without taking into account any payments or benefits promised, paid or provided by Buyer or its Affiliates).

(d) Neither Seller nor any of its Subsidiaries is a party to or bound by any collective bargaining or similar labor agreement covering any Business Employee. No strike, lockout, organized labor slowdown or work stoppage involving any Business Employee is pending or has occurred since January 1, 2018 or, to the Knowledge of Seller, is threatened. All Business Employees are and have been properly classified as employees or independent contractors and as exempt or non-exempt for all purposes, except any such violations as would not, individually or in the aggregate, reasonably be expected to be material to the Wireless Business or the Transferred Assets taken as a whole.

3.16 Transactions with Affiliates. Except as set forth on Section 3.16 of the Disclosure Schedules, there are no Affiliate Transactions, and no Affiliate Transaction shall extend beyond the Closing Date. For purposes of this Section 3.16, an “Affiliate Transaction” means any Assumed Contract, the terms of which would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act of 1933 and Securities Exchange Act of 1934 by Seller, between PCS, on the one hand, and any Affiliate of PCS, on the other hand, including any Assumed Contract with, in favor of or for the benefit of, or involving the making of any payment or transfer of assets to or guarantee of obligation of, any such Affiliate.

3.17 Brokers. Neither Seller nor any of its Affiliates has any liability or obligation to pay any fees or commissions, for which Buyer or any of its Affiliates would have any responsibility or liability for, to any broker, finder or agent with respect to the Transaction.

3.18 No Other Representations and Warranties. Notwithstanding anything contained in Article 4 or any other provision of this Agreement, it is the explicit intent of each Party, and Seller agrees, that Buyer is not making and has not authorized any Person to make any representation or warranty whatsoever, express or implied, except those representations and warranties expressly set forth in Article 4.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller, as of the date hereof and as of the Closing, as follows:

4.1 Organization. Buyer is duly organized and validly existing under the laws of the jurisdiction of its organization.

4.2 Authorization, Enforceability. Buyer has all requisite organizational power and authority to enter into, execute and deliver this Agreement and the Transaction Documents to which it is a party, to consummate the Transaction and to perform its obligations hereunder and thereunder. The execution and delivery by Buyer of this Agreement and the Transaction Documents to which it is a party, the performance by Buyer of its obligations under this Agreement and the Transaction Documents and the consummation by Buyer of the Transaction have been duly and validly authorized by all necessary organizational action on Buyer’s part to authorize such execution, delivery or performance. This Agreement has been, and each Transaction Document to which Buyer is a party will be, duly and validly executed and delivered by Buyer and constitutes or will constitute, assuming the due authorization, execution and delivery by the other parties hereto or thereto, a valid and binding obligation of Buyer, enforceable against Buyer in accordance with their respective terms, except to the extent that enforceability may be limited by the Remedy Exceptions.

4.3 No Approvals or Conflicts. Other than in respect of the Regulatory Approvals and the Subsequent Regulatory Approvals, none of the execution and delivery by Buyer of this Agreement or the Transaction Documents to which it is a party, the performance by Buyer of its obligations hereunder or thereunder, or the consummation by Buyer or any of its Affiliates of the Transaction, will (a) conflict with or violate any provision of Buyer’s Governing Documents, (b)

require on the part of Buyer any Permit, (c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, violate, or create in any Person any right to modify, terminate, accelerate or cancel any obligation under any material Contract to which Buyer is party or by which its assets are bound, (d) violate any Law or Governmental Order or (e) result in the creation or imposition of any Encumbrance other than a Permitted Encumbrance on any of its assets, other than, in the case of clauses (b) through (e), any such Permit, conflict, breach, default, violation, termination, cancellation, imposition or violation that, or notice, consent, waiver, the failure of which to make or be obtained, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the ability of Buyer to consummate the Transaction in accordance with the terms hereof.

4.4 Brokers. Neither Buyer nor any of its Affiliates has any liability or obligation to pay any fees or commissions, for which Seller or any of its Affiliates would have any responsibility or liability for, to any broker, finder or agent with respect to the Transaction.

4.5 Solvency. Assuming (a) the satisfaction of the condition to Buyer’s obligation to consummate the Transaction and to pay the Preliminary Closing Purchase Price and (b) the accuracy in all respects of the representations and warranties set forth in Article 3, Buyer and its Subsidiaries, on a consolidated basis taken as a whole, will be Solvent immediately after the Closing.

4.6 No Other Representations or Warranties. Notwithstanding anything contained in Article 3 or any other provision of this Agreement, it is the explicit intent of each Party, and Buyer agrees, that Seller and its Affiliates are not making and have not authorized any Person to make any representation or warranty whatsoever, express or implied, except those representations and warranties expressly set forth in Article 3. Buyer further acknowledges and agrees that none of Seller, its Affiliates or any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information (or any omission therefrom) regarding the Transferred Assets, the Assumed Liabilities or the Transaction, and, none of Seller, any of its Affiliates or any other Person will have or be subject to any Liability to Buyer or any other Person resulting from the distribution to Buyer or its Representatives or Buyer’s use of information, including (a) any confidential information memoranda or management presentations distributed on behalf of Seller or other publications or data room information provided to Buyer or its Representatives, or any other document, information or projection in any form provided to Buyer or its Representatives in connection with the Transaction, or (b) the financial information, projections, forecasts, estimates, statements of intent, statements of opinion or other forward-looking statements relating to the Transferred Assets or the Assumed Liabilities, in each case, in expectation or furtherance of the Transaction, in each case except those representations and warranties expressly set forth in Article 3.

4.7 No Reliance. In entering into this Agreement and acquiring the Transferred Assets from Seller, Buyer expressly acknowledges and agrees that it is not relying on and specifically disclaims reliance on any statement, representation or warranty made by or on behalf of Seller, any of its Affiliates or any other Person, including those which may be contained in any presentation or similar materials containing information regarding any of the Transferred Assets or any of the Assumed Liabilities or in any materials provided to Buyer or any other Person during the course of its due diligence investigation of the Transferred Assets and the Assumed Liabilities,

other than those representations and warranties made solely by Seller expressly set forth in Article 3. Except for the representations and warranties expressly set forth in Article 3, (i) Seller is selling the Transferred Assets to Buyer “as is” and “where is” and with all faults, and makes no warranty, express or implied, as to any matter whatsoever relating to the Transferred Assets, the Assumed Liabilities, Seller or any other matter relating to the Transaction including as to (x) merchantability or fitness for any particular use or purpose, (y) the use or operation of the Transferred Assets after the Closing in any manner, or (z) the probable success or profitability of the Transferred Assets or the Wireless Business after the Closing.

ARTICLE 5

COVENANTS

5.1 Conduct of Business Prior to the Closing.

(a) From the date hereof to the earlier of the termination of this Agreement and the Closing, except as (i) set forth in Section 5.1(a) of the Disclosure Schedules, (ii) required by applicable Law, (iii) consented to in writing by Buyer (which consent shall not unreasonably be withheld, delayed or conditioned), (iv) otherwise expressly required by the terms of this Agreement, the Transaction Documents or any Sprint Agreement or (v) to the extent related to any Excluded Asset or Excluded Liability, Seller shall (A) cause the Wireless Business to be conducted in the Ordinary Course of Business, and (B) use its reasonable best efforts to retain and solicit customers and to preserve the Wireless Business’s relationships with agents, dealers, distributors, resellers and suppliers and other Persons having business relationships with the Wireless Business or in respect of the Transferred Assets and the Assumed Liabilities other than any employees or management of the Wireless Business.

(b) From the date hereof to the earlier of the termination of this Agreement and the Closing, except as (i) set forth in Section 5.1(a) of the Disclosure Schedules, (ii) required by applicable Law, (iii) consented to in writing by Buyer (which consent shall not unreasonably be withheld, delayed or conditioned), (iv) otherwise expressly required by the terms of this Agreement, the Transaction Documents or any Sprint Agreement or (v) to the extent related to any Excluded Asset or Excluded Liability, Seller shall not, and shall not permit its controlled Subsidiaries to, do any of the following (in each case with respect to the Wireless Business, the Transferred Assets or the Assumed Liabilities):

(i) undertake any merger, spin-off, contribution of assets or other form of similar reorganization with respect to the Transferred Assets, other than such transactions whereby assets are contributed or otherwise assigned to Seller or any of its Subsidiaries;

(ii) sell, lease or otherwise dispose of any Transferred Assets except in the Ordinary Course of Business;

(iii) sell, assign, cancel, fail to renew, or allow to lapse any Permit used in connection with the Wireless Business, except where the sale, assignment, cancellation, failure to renew or lapsing of any Permit, individually or in the aggregate, would not reasonably be expected to be material to the Wireless Business or the Transferred Assets taken as a whole following the Closing;

(iv) waive, release, grant or transfer to a Third Party any right of material value to the extent relating to any Transferred Asset or any Assumed Liability, other than rights that solely constitute Excluded Assets or Excluded Liabilities;

(v) (A) amend any material term of, waive any material right under, or voluntarily terminate (other than upon expiration in accordance with its terms) any Assumed Contract, or (B) enter into any Contract that would be an Assumed Contract if entered into prior to or on the date hereof, other than, in each case of this clause (B), in the Ordinary Course of Business;

(vi) (A) make, change or revoke any material Tax election, (B) change any material method or period of accounting for Tax purposes, (C) prepare or file any material Tax Return in a manner materially inconsistent with elections made, positions taken or methods used in preparing or filing similar Tax Returns in prior periods, (D) file any material amended Tax Return or make any material voluntary Tax disclosure or amnesty or similar filing, (E) settle or compromise any material Tax claim or assessment, or (F) agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of Taxes, in each case, to the extent that any such action (x) is in respect of Covered Taxes, (y) would reasonably be expected to result in an Encumbrance on any of the Transferred Assets (other than a Permitted Encumbrance), or (z) would reasonably be expected to subject Buyer or any of its Affiliates to any unreimbursed cost or expense (including Taxes) under applicable Law following the Closing;

(vii) sell, license, or otherwise dispose of, or abandon, cancel, or allow to lapse or expire, any material Transferred Intellectual Property, except for non-exclusive licenses granted in the Ordinary Course of Business;

(viii) (A) delay or accelerate collection of accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the Ordinary Course of Business or (B) delay or accelerate payment of any accounts payable in advance of its due date or the date such liability would have been paid in the Ordinary Course of Business, in each case, except (x) to the extent relating to Customer Contracts or Excluded Liabilities or (y) for de minimis amounts;

(ix) fail to maintain Inventory at levels (by device type) consistent with Seller’s and its Subsidiaries’ Ordinary Course of Business or otherwise vary any Inventory practices in any material respect from the Ordinary Course of Business of Seller and its Subsidiaries;

(x) offer or provide any special pricing, promotion or bundled plan to any of the Wireless Customers, in each case, except for those offered or provided in the Ordinary Course of Business of Seller and its Subsidiaries; or

(xi) authorize or otherwise commit to take any of the actions above.

(c) Nothing in this Section 5.1 or elsewhere in this Agreement is intended to give Buyer or any of its Affiliates, directly or indirectly, the right to control or direct the Wireless Business or operations of the Wireless Business prior to the Closing, and prior to the Closing, Seller shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the Wireless Business.

(d) Notwithstanding anything to the contrary contained herein, (x) any action taken, or omitted to be taken, by Seller or any of its Subsidiaries that is required pursuant to any Law, directive, pronouncement or guideline issued by any Governmental Authority or industry group or that is reasonably determined by Seller’s COVID-19 task force, in each case, providing for business closures, “sheltering-in-place” or other restrictions that relates to, or arises out of, any pandemic, epidemic or disease outbreak, (y) any action taken, or omitted to be taken, by Seller or any of its Subsidiaries to protect the Wireless Business that is responsive to any pandemic, epidemic or disease outbreak, as reasonably determined by Seller, or (z) any action taken, or omitted to be taken, by Seller or any of its Subsidiaries to protect the Wireless Business that is consistent with any action taken, or omitted to be taken, by Buyer or its Subsidiaries in response to any pandemic, epidemic or disease outbreak (any action or inaction described in clauses (x), (y) and (z), a “COVID-19 Response”), shall in no event be deemed to constitute a breach of this Section 5.1, Section 5.6 or Section 5.10.

5.2 Regulatory Approvals and Third-Party Consents.

(a) Following the date hereof until the Closing Date, the Parties shall cooperate with each other and use their respective reasonable best efforts, subject to and without limiting anything contained in this Agreement (including the terms of this Section 5.2), to obtain all Regulatory Approvals as promptly as practicable (and, for purposes of this Section 5.2, Regulatory Approvals shall be deemed to include the Subsequent Regulatory Approvals).

(b) Each Party shall supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to any Antitrust Law or in connection with the Regulatory Approvals. Without limiting the foregoing, Buyer and its Affiliates shall not, directly or indirectly, take any action that has or may have the effect of extending any waiting period or comparable period under any applicable Antitrust Laws or enter into any agreement with any Governmental Authority not to consummate the Transaction, except with the prior written consent of Seller (not to be unreasonably withheld, conditioned or delayed).

(c) In the event any Proceeding by a Governmental Authority or other Person is commenced which seeks an injunction or other order prohibiting the consummation of the Transaction, the Parties agree to cooperate and use reasonable best efforts to defend against such Proceeding and, if an injunction or other order is issued in any such Proceeding, to use reasonable best efforts to have such injunction or other order lifted, and to cooperate reasonably regarding any other impediment to the consummation of the Transaction.

(d) Each Party agrees that it will promptly inform the other Party of any substantive communication that it has with any Governmental Authority in connection with any investigation in connection with the Regulatory Approvals by a Governmental Authority. Subject to appropriate limitations for confidential or competitively sensitive information, each Party will (i) promptly furnish the other Party with copies of all substantive correspondence, filings and written communications regarding the Transaction between them and their representatives, on the one hand, and a Governmental Authority, on the other hand, in connection with the Regulatory Approvals, (ii) provide the other Party a reasonable opportunity to comment in advance on all such correspondence, filings and written communications to a Governmental Authority, and (iii) to the extent permitted by Law and reasonably practicable, permit each Party, as applicable, a reasonable opportunity to attend and participate in any substantive meetings, discussions or telephone conversations with any Governmental Authority in connection with the Regulatory Approvals. Notwithstanding anything to the contrary herein, neither Party shall have a right to attend or participate in ordinary course meetings, discussions or telephone conversations the other Party has with a Governmental Authority, the primary purpose of which is unrelated to the Transaction; provided that, if any of the Regulatory Approvals are discussed in the course of such meetings, discussions or telephone conversations, such other Party shall, to the extent permitted by Law and reasonably practicable, promptly provide such Party with a summary of such discussions.

(e) From the date hereof to the earlier of the termination of this Agreement and the Closing, except as required by this Agreement, Buyer and its Affiliates shall not engage in any action or enter into any transaction or permit any action to be taken or transaction to be entered into that would materially impair or delay Buyer’s ability to consummate the Transaction or perform its obligations hereunder. Without limiting the generality of the foregoing, none of Buyer, the Subsidiaries of Buyer or their respective Affiliates shall acquire (whether by merger, consolidation, stock or asset purchase or otherwise), or agree to so acquire, any amounts of assets of or any equity in any other Person or any business or division thereof, unless that acquisition or agreement would not reasonably be expected to (i) increase the risk of not obtaining the Regulatory Approvals, (ii) increase the risk of any Governmental Authority entering an order prohibiting the consummation of the Transaction, or increase the risk of not being able to remove any such order on appeal or otherwise or (iii) materially impair or delay Buyer’s ability to consummate the Transaction or perform its obligations hereunder.

(f) Notwithstanding the foregoing, a Party may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other Party under this Section 5.2 in connection with seeking a Regulatory Approval as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient Party, and the recipient Party shall cause such outside counsel not to disclose such materials or information to any employees, officers, directors, Affiliates, members, partners, equity holders or other Representatives of the recipient Party or any of its Affiliates, unless express written permission is obtained in advance from the source of the materials.

(g) From the date hereof to the earlier of the termination of this Agreement in accordance with its terms and the Closing, the Parties shall cooperate with each other and use their respective reasonable best efforts, subject to and without limiting anything contained in this Agreement, to obtain all Consents (including each Consent set forth on Section 5.2(g) of the Disclosure Schedules), including, in the case of Seller, using reasonable best efforts to transfer to Buyer all Assumed Contracts; provided that no Party will be obligated to pay any amounts or provide other consideration in connection with obtaining or seeking to obtain any Consents.

(h) Without limiting Section 12.1, all registration and filing fees relating to the Regulatory Approvals shall be borne fifty percent (50%) by Seller, on the one hand, and fifty percent (50%) by Buyer, on the other hand.

(i) Notwithstanding anything to the contrary in this Agreement or any Transaction Document, neither this Agreement nor any Transaction Document shall constitute an agreement to sell, assign, transfer, convey, deliver or assume, directly or indirectly, any asset (including any Contract), claim or right, or any benefit arising under or resulting from such asset, claim or right, that would constitute a Transferred Asset if an attempted direct or indirect sale, assignment, transfer, conveyance, delivery or assumption thereof (i) would violate or contravene any applicable Law, or (ii) without the consent or waiver of a Third Party (each, a “Consent”), would constitute a breach or other contravention of the rights of such Third Party, would be ineffective with respect to any party to a Contract concerning such asset, claim or right or would in any way adversely affect the rights of Seller or its Subsidiaries or, upon transfer, Buyer under such asset, claim or right. If any direct or indirect transfer or assignment by Seller or its Affiliates to, or any direct or indirect assumption by Buyer of, any interest in, or liability, obligation or commitment under, any asset, claim or right requires a Consent, then such transfer, assignment or assumption shall be made subject to such Consent being obtained; provided that Closing shall proceed in accordance with this Agreement and Buyer shall pay the Preliminary Closing Purchase Price at the Closing without the transfer, assignment or assumption of such asset, claim or right. Buyer agrees that neither Seller nor its Affiliates shall have any Liability to Buyer or its Affiliates arising out of or relating to the failure to obtain any Consent and no representation, warranty or covenant of Seller (other than those covenants contained in Section 5.2(g), this Section 5.2(i) and Section 5.2(j), in each case, in accordance with the terms set forth therein) contained in this Agreement shall be breached or deemed breached, and no condition to Buyer’s obligation to consummate the Transaction shall be deemed not satisfied as a result of the failure to obtain any Consent or as a result of any resulting default or termination.

(j) If the sale, assignment, transfer, conveyance, delivery or assumption of any asset (including any Contract), claim or right, or any benefit arising under or resulting from such asset, claim or right, that would constitute a Transferred Asset is not consummated prior to or at the Closing, as a result of Section 5.2(i), then (i) Seller and its Subsidiaries shall thereafter hold such asset for the use and benefit, insofar as legally permitted, of Buyer until the consummation of the assignment, transfer, conveyance, delivery or assumption thereof, (ii) during the twenty-four (24) -month period immediately following the Closing Date, the Parties shall use their reasonable best efforts to obtain all required Consents and (iii) the Parties shall use their reasonable best efforts to take such other actions as may reasonably be requested by the other Party to place Buyer, insofar as legally permitted, in the same position as if such asset, claim or right had been transferred to Buyer at the Closing as contemplated hereby and so that all the benefits and burdens relating to such asset, claim or right (including possession, use, risk of loss, Assumed Liabilities, potential for gain, and dominion, control and command over such asset, claim or right) are to inure from and after the Closing to Buyer. Notwithstanding the foregoing, no Party will be obligated to pay any amounts or provide other consideration in connection with obtaining or seeking to obtain any Consents. Following receipt of any such required Consents with respect to a Transferred Asset, such Transferred Asset shall be automatically assigned or transferred to Buyer. This provision is intended, among other things, to cause all such assets, claims and rights that are considered Transferred Assets to be treated for all Tax and accounting purposes as if transferred at the Closing as contemplated hereby, such that such assets, claims and rights are and will be at all times from and after the Closing, for all Tax and accounting purposes, owned by Buyer (or Buyer’s assignee, transferee or successor), and the Parties will so treat such assets, claims and rights for all Tax and accounting purposes, except as otherwise required by applicable Law.

(k) The provisions of this Section 5.2 shall not apply with respect to the Shared Contracts, with respect to which Section 5.3 shall apply.

5.3 Shared Contracts. Except as otherwise agreed by Seller and Buyer or as otherwise expressly provided in this Agreement or the Transaction Documents, until the expiration or termination date of the applicable Shared Contract (assuming, for these purposes, that the then-current term in effect as of immediately prior to the Closing is not renewed or extended), the Parties shall (and shall cause their respective Affiliates to), if any, use reasonable best efforts to obtain or structure an arrangement for Buyer to receive the rights and benefits, and bear the obligations and burdens, of the portion of such Shared Contract that Buyer and Seller determine is reasonably necessary for Buyer to continue operation of the Transferred Assets and satisfy the Assumed Liabilities from and after the Closing, the intent being for Buyer to be in (or as close as reasonably possible to) the same position as if Buyer were a direct party to such portion of such Shared Contract; provided that Seller and its Affiliates shall not be required to take any action that would, in the reasonable and good-faith judgment of Seller, constitute a breach or other contravention of the rights of any Person(s), be ineffective under, or contravene, applicable Law or any such Shared Contract or adversely affect the contractual rights of Seller or any of its Affiliates. With respect to any Liability pursuant to, under or relating to any Shared Contract, such Liability shall be allocated between Seller, on the one hand, and Buyer, on the other hand, as follows: (i) such Liability shall be allocated to Buyer (to the extent it would otherwise constitute an Assumed Liability) or Seller (to the extent it would otherwise constitute an Excluded Liability), and (ii) if a Liability cannot be so allocated under clause (i), such Liability shall be allocated to Seller or Buyer, as the case may be, based on the relative proportion of total benefit received by Buyer and Seller under the relevant Shared Contract (taking into account the extent to which such Liability would otherwise constitute an Assumed Liability or an Excluded Liability hereunder), as reasonably and in good faith determined by Buyer and Seller consistent with this Agreement. Notwithstanding the foregoing, each of Seller and Buyer shall be responsible for any or all Liabilities arising from its (or its Affiliates’) own Taxes (except to the extent otherwise expressly contemplated by this Agreement) or direct or indirect breach of any Shared Contract.

5.4 Insurance.

(a) From and after the Closing, the Transferred Assets and the Assumed Liabilities shall cease to be insured by Seller’s or its Affiliates’ insurance policies or by any of their self-insurance programs or other similar arrangements, and Buyer (i) agrees to arrange for its own insurance policies (including self-insurance or similar arrangements funded directly or indirectly by Buyer or any of its Affiliates) with respect to the Transferred Assets and the Assumed Liabilities covering all periods from and after the Closing and (ii) without prejudice to any right to indemnification under any Transaction Document and agrees not to seek, through any means, to benefit from any of Seller’s or its Affiliates’ insurance policies which may provide coverage for claims relating in any way to the Transferred Assets and the Assumed Liabilities. Seller and its Affiliates shall retain after the Closing all right, title and interest in and to their insurance policies, including the right to any credit or return premiums due, paid or payable in connection with the termination thereof.

(b) Seller shall, and shall cause its Affiliates to, assign, to the extent assignable, to Buyer any and all proceeds under any of Seller’s or any of its controlled Affiliates’ Third Party insurance policies written prior to the Closing to the extent received or to be received in connection with the damage, destruction or loss of use of any of the Transferred Assets from and after the date hereof and prior to the Closing, in each case other than where insurance proceeds are directly or indirectly funded by Seller or any of its Affiliates through self-insurance or other similar arrangement (collectively, the “Insurance Proceeds”). Seller agrees to use its reasonable best efforts to obtain any necessary consents or approvals of any insurance company or other Third Party relating to any such assignment of Insurance Proceeds (or, if such Insurance Proceeds are not assignable, Seller agrees to pay any such Insurance Proceeds received by it or any of its controlled Affiliates to Buyer promptly upon the receipt thereof); provided, however, that (i) Buyer shall promptly pay or reimburse Seller for all reasonable and documented out-of-pocket costs, fees and expenses (including reasonable and documented legal costs, fees and expenses) incurred in connection the assignment thereof and (ii) the assignment of such Insurance Proceeds shall be net of any insurance premiums, retroactive premiums, premium adjustments and any reasonable and documented out-of-pocket costs, fees or expenses associated with the collecting of such proceeds. Notwithstanding the foregoing, neither Seller nor its Subsidiaries shall have an obligation hereunder to maintain any insurance policy or coverage following the Closing.

5.5 Further Cooperation. After the date of this Agreement, but prior to the Closing, the Parties will cooperate to identify any other assets or liabilities, if any, that the Parties mutually agree are Transferred Assets or Assumed Liabilities and shall update the Disclosure Schedules accordingly.

5.6 Pre-Closing Access and Information.

(a) From the date hereof until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms, Buyer and its Affiliates shall be entitled, including through its and their Representatives, to make such reasonable investigation of the Transferred Assets, Assumed Liabilities and services to be provided pursuant to the Transition Services Agreement and such examination of the Records to the extent related thereto, and to receive such reasonable information, including financial information, as it reasonably requests and to make extracts and copies of such Records, including reasonable access to customary supporting information, data and documentation necessary for the preparation of Buyer’s financial reports. Any such investigation and examination shall be conducted after reasonable advance notice under reasonable circumstances and shall be subject to any restrictions under applicable Law and this Agreement. Seller shall, and shall cause its Affiliates and its and their respective Representatives to, cooperate with Buyer and its Affiliates and its and their respective Representatives in connection with such investigation and examination, and Buyer and its Affiliates and its and their respective Representatives shall cooperate with Seller and its Affiliates and its and their respective Representatives and shall use their reasonable best efforts to minimize any disruption to the Wireless Business. This Section 5.6 shall not entitle Buyer, its Affiliates or its Representatives to (a) contact any Third Party doing business with Seller except in the ordinary course of business unrelated to the Transaction, (b) access the properties or records of any such Third Party, (c) conduct samples, tests or otherwise analyze any air, soil, groundwater, building materials or other environmental media of the sort generally referred to as a Phase II environmental investigation of any of the properties of Seller or its Affiliates, (d) have access to, or require Seller or any of its Affiliates or Representatives to disclose, any information if Seller or any of its Affiliates, on the one hand, and Buyer or any of its Affiliates, are adverse parties in a Proceeding and such information is pertinent thereto (without limiting any right to discovery) or (e) have access to, or require Seller or any of its Affiliates or Representatives to disclose, any information if such access or disclosure would (i) violate any obligation of confidentiality to which Seller or any of its Affiliates or Representatives may be subject or (ii) jeopardize any attorney/client privilege; provided, however, that, in the case of this subsection (e), Buyer and Seller shall reasonably cooperate in seeking to find a way to allow disclosure of as much of such information as is reasonably practicable and permissible to the extent doing so would not (in the good faith belief of Seller) be likely to result in the violation of any such applicable confidentiality obligation or privilege. No investigation or notice under this Section 5.6(a) or otherwise shall (x) alter any representation or warranty given hereunder by Seller, any condition to the obligations of the Parties under this Agreement or (y) modify any section of the Disclosure Schedules. Notwithstanding anything to the contrary set forth in this Section 5.6, in no event shall Seller be required to prepare any financial statements with regard to the Transferred Assets or the Assumed Liabilities, whether prior to or following the Closing, and no COVID-19 Response by the Seller or its Subsidiaries shall be deemed to violate or breach this Section 5.6.

(b) From the date hereof until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms, Seller and its Subsidiaries shall, upon reasonable advance notice, provide Buyer and its Representatives with reasonable access, in such a manner as not to unduly interfere with the normal operations of the business of the Seller and its Subsidiaries and consistent with applicable Laws, to the retail store locations that are Transferred Assets as reasonably necessary such that Buyer and its Representatives may prior to the Closing install at each such location, in each case at Buyer’s sole cost and expense, and in such a manner as not to unduly interfere with the normal operations of the business of the Seller and its Subsidiaries and consistent with applicable Laws: (x) point of sale stations, (y) safes and security systems and (z) IT systems, broadband and cabling. For the avoidance of doubt, while the Buyer may complete such installations prior to the Closing, such systems will not be activated prior to the consummation of the Closing and in no event shall such installations be deemed to violate Section 5.1. Buyer shall indemnify, defend and hold harmless Seller and its Affiliates for any Losses incurred by Seller or its Affiliates in connection with any Third-Party claim (which, for the avoidance of doubt, includes any claims by Seller’s or its Affiliate’s respective employees, directors or officers) arising from or resulting from such installations; provided that, if the Closing occurs in accordance with the terms hereof, Seller shall not be entitled to any claim for indemnification pursuant to this Section 5.6(b) or Article 11 for any Losses with respect to the Transferred Assets resulting from such installation.

(c) Seller shall, and shall cause its Subsidiaries to, on behalf of Buyer (at Buyer’s sole cost and expense), no earlier than fourteen (14) days prior to Closing, conduct training of the Wireless Business’s retail store employees with respect to Sprint’s point of sale stations for up to ten (10) hours per employee, in each case as reasonably directed by Buyer. For the avoidance of doubt, in no event shall such trainings be deemed to violate Section 5.1.

5.7 Post-Closing Access to Books and Records; Cooperation.

(a) From and after the Closing, Seller, Buyer and their respective Affiliates, assignees, transferees and successors shall retain the books, records, documents, instruments, accounts, correspondence, writings, evidences, of title and other papers for the pre-Closing period relating to any of the Transferred Assets and the Assumed Liabilities in their possession or control for at least seven (7) years following the Closing Date or for such longer period as may be required by Law or any applicable Governmental Order, and shall, and shall cause their respective Affiliates, assignees, transferees and successors to provide the other Party and its Affiliates, Representatives, assignees, transferees and successors reasonable access during regular business hours to such records (including the right to receive hard or electronic copies thereof), including to the extent necessary to perform any mandatory obligations towards any Governmental Authorities, government-controlled entities, public international organizations, or non-governmental institutions whose employees are treated because of that status or otherwise as government officials under applicable Law or in connection with the audit, accounting, financial reporting, federal or state securities disclosure or other similar needs of the Party seeking such documents. In furtherance of the foregoing, promptly following the Closing, and in any event within seven (7) Business Days after the Closing, Seller shall deliver or cause to be delivered to Buyer a closing trial balance for the Wireless Business as of the Closing Date (with each account identified).

(b) From and after the Closing, Buyer shall, and shall cause its Affiliates, assignees, transferees and successors to, provide such assistance and cooperation, at Seller’s sole cost and expense, to Seller and its Affiliates, Representatives, assignees, transferees and successors as Seller may reasonably request in relation to required regulatory filings of Seller or its Affiliates, assignees, transferees and successors (including securities Law filings) in respect of periods ending on or prior to the Closing (including providing such information, including financial information, as is reasonably requested and making extracts and copies of such records at Seller’s sole cost and expense, including reasonable access to customary supporting information, data and documentation necessary for the preparation of Seller’s financial reports), in connection with any Proceedings or to the extent reasonably necessary or advisable to operate the Excluded Assets or satisfy the Excluded Liabilities, in each case after the Closing. From and after the Closing, Seller shall, and shall cause its Affiliates, assignees, transferees and successors to, provide such assistance and cooperation at Buyer’s cost and expense to Buyer and its Affiliates, Representatives, assignees, transferees and successors as Buyer may reasonably request in relation to required regulatory filings of Buyer or its Affiliates, assignees, transferees and successors (including securities Law filings) in respect of periods ending on or prior to the Closing (including providing such information, including financial information, as is reasonably requested and making extracts and copies of such records at Buyer’s sole cost and expense, including reasonable access to customary supporting information, data and documentation necessary for the preparation of Buyer’s financial reports), in connection with any Proceedings or to the extent reasonably necessary or advisable to operate the Transferred Assets or satisfy the Assumed Liabilities, in each case after the Closing. The respective Parties shall be entitled, at their sole cost and expense, to make copies of the records to which they are entitled to access pursuant to this Section 5.7. Notwithstanding anything to the contrary set forth in this Section 5.7, (x) in no event shall Seller or Buyer (except as set forth in the last sentence of Section 5.7(a)) be required to prepare any balance sheet, cash flow statement, income statement or statement of stockholders’ equity with regard to the Wireless Business, the Transferred Assets or the Assumed Liabilities, whether prior to or following the Closing and (y) this Section 5.7 shall not entitle a Party or its Representatives to (i) have access to, or require the other Party or any of its Affiliates or Representatives to disclose, any information if the Parties or any of their respective Affiliates are adverse parties in a Proceeding and such information is pertinent thereto (without limiting any right to discovery), or

(ii) have access to, or require the other Party or any of its Affiliates or Representatives to disclose, any information if such access or disclosure would (A) violate any obligation of confidentiality to which such other Party or any of its Affiliates or Representatives may be subject or (B) jeopardize any attorney/client privilege; provided, however, that, in the case of this subsection (ii), Buyer and Seller shall reasonably cooperate in seeking to find a way to allow disclosure of as much of such information as is reasonably practicable and permissible to the extent doing so would not (in the good faith belief of such other Party) be likely to result in the violation of any such applicable confidentiality obligation or privilege. This Section 5.7 shall not apply to Tax matters, which are the subject of Article 6.

5.8 Confidentiality.

(a) Without limiting anything contained in Section 5.8(b), Buyer and Seller acknowledge effective upon, and only upon, the Closing, the Confidentiality Agreement shall be automatically terminated and without further effect; provided, however, that, notwithstanding the foregoing, each Party acknowledges that any and all other information provided to it by or on behalf of the other Party, any of its Affiliates or Representatives as concerning the disclosing party, its Affiliates (other than the Transferred Assets and the Assumed Liabilities) and the terms and conditions of this Agreement and the other Transaction Documents shall remain subject to the confidentiality terms of the Confidentiality Agreement until the later of the date that the Confidentiality Agreement would have otherwise been terminated in accordance with its terms and the Closing.

(b) The Parties agree that any information provided to the other Parties or their Representatives pursuant to the terms of this Agreement (including Section 5.6 or Section 5.7) or otherwise in connection with the Transaction (including the terms and conditions of this Agreement and the Transaction Documents) (the “Confidential Information”) shall be kept strictly confidential, and the Parties and their respective Representatives shall not disclose any such Confidential Information in any manner whatsoever, provided, however, that a Party may disclose any such Confidential Information to such of its Representatives who have been informed of the confidential nature of the information and have been instructed to comply with the terms of this Section 5.8(b) as if they were parties hereto. The term “Confidential Information” does not include information that: (i) is or becomes generally available to the public (other than as a result of a disclosure by a Party or any of its Representatives in breach of this Section 5.8(b)), (ii) (A) was within such receiving Party’s possession prior to it being furnished or otherwise disclosed to such receiving Party hereunder or (B) thereafter becomes available to such receiving Party on a non-confidential basis from a source other than the disclosing Party or any of its Representatives, in either case of clause (A) or (B) without, to such receiving Party’s knowledge, being subject to any contractual or other obligation of confidentiality to the disclosing Party or any of its Representatives with respect to such information, or (iii) is or was independently developed by or on behalf of the receiving Party or any of its Representatives without use of, reference to or reliance upon Confidential Information; provided that the foregoing exceptions (i)-(iii) shall not apply with respect to any Trade Secrets. In the event that a Party or any of its Representatives receives a request from a Governmental Authority of competent jurisdiction (by deposition, interrogatory, request for documents, order, subpoena, civil investigative demand or similar process) to disclose, or is otherwise required by Law or the rules of a national securities exchange to which it is subject, to disclose Confidential Information then the provisions of Paragraph 5 of the Confidentiality

Agreement shall apply to any such disclosure and are incorporated by reference into this Section 5.8(b), mutatis mutandis, as if they were set forth in their entirety herein. The confidentiality restriction set forth in this Section 5.8(b) shall expire with respect to any Confidential Information three (3) years after the date such Confidential Information is originally provided to a Party or its Representatives by another Party or its Representatives, provided that this Section 5.8(b) shall not expire with respect to any Trade Secrets.

(c) From and after the Closing, Seller shall not, and shall cause its Affiliates and its and their respective Representatives not to, directly or indirectly, disclose, reveal, divulge or communicate to any Person other than authorized officers, directors, managers, employees or Representatives of Buyer or its Affiliates or use or otherwise exploit, any Business Confidential Information for the purposes of marketing or customer solicitation for the benefit of anyone other than Buyer or its Affiliates. Seller and its directors, officers, employees or Affiliates shall not have any obligation to keep confidential any Business Confidential Information if and to the extent disclosure thereof is required by Law or the rules of a national securities exchange to which it is subject or requested by a Governmental Authority of competent jurisdiction (by deposition, interrogatory, request for documents, order, subpoena, civil investigative demand or similar process). To the extent legally permissible, Seller shall notify Buyer of its intention to make such disclosure and provide a list of the Business Confidential Information that Seller intends to disclose prior to making such disclosure. Seller agrees to cooperate with Buyer so that Buyer may seek, at Buyer’s sole cost and expense, an appropriate protective order. “Business Confidential Information” means any competitive analyses, target markets, customer lists, customer profiles or customer preferences to the extent related to the ownership and use of the Transferred Assets or the Assumed Liabilities.

5.9 Notice of Developments. Prior to the Closing and subject to applicable Laws and as required by any Governmental Authority, Seller and Buyer shall each keep the other reasonably apprised of the status of matters relating to consummation of the Transaction, including promptly furnishing the other with copies of material notices or other material communications received by Buyer or Seller, as the case may be, or any of their respective Subsidiaries, from any Third Party and/or any Governmental Authority with respect to the Transaction.

5.10 Cooperation Regarding Onboarding. Subject to applicable Law, between the date of this Agreement and the earlier of the Closing Date and the termination of this Agreement, Seller shall (at Buyer’s sole cost and expense) use reasonable best efforts to cooperate with and make appropriate employees and contractors reasonably available to Buyer to assist Buyer to plan and implement necessary and appropriate policies, procedures and other arrangements in connection with the transition of ownership of the Transferred Assets and onboarding to Buyer’s billing and operational systems.

5.11 Utilities(a) . Seller and Buyer will cooperate to seek to cause all providers of utility services to the Transferred Assets to, in accordance with a timeline to be mutually agreed by Buyer and Seller, bill Seller for all costs incurred up to the Closing Date and to bill Buyer for all costs incurred after the Closing Date. To the extent necessary, utility charges will be prorated as of the Closing Date.

5.12 Employee Matters.

(a) Within five (5) Business Days after the date hereof, Seller shall deliver to Buyer a list of all then-current Business Employees, including for each such Business Employee: name, title or position and primary work location.

(b) At least fourteen (14) days prior to the Closing, Buyer shall deliver to Seller a list of the Business Employees to whom Buyer or its Affiliates have made or anticipate making, subject to passing background and customary checks, offers of employment, and the anticipated title or position, part-time or full-time status, salary or wage rate (as applicable) and principal work location to be offered to each such Business Employee (the “Offer Employee List”); provided, however, that such list may be changed by Buyer to add additional Business Employees in its sole discretion (i) no later than three (3) Business Days prior to Closing; and (ii) periodically during the term of the Transition Services Agreement subject to mutual agreement of Buyer and Seller. If Buyer requests in writing no later than three (3) Business Days prior to Closing to add additional Business Employees to the Offer Employee List, Seller shall use commercially reasonable efforts to accommodate any such request. Prior to the Closing, subject to satisfaction of Buyer’s standard employment qualifications, Buyer shall, or shall cause one of its Affiliates to, make offers of employment to each such Business Employee that Buyer selects in its sole discretion, on terms and conditions determined by Buyer in its sole discretion. Such offers shall be effective as of and conditioned upon the Closing (or effective as of such later date as mutually determined by Buyer and Seller) (such date, the “Transfer Date”). Business Employees who accept Buyer’s (or its Affiliate’s) offer of employment and commence employment with Buyer or its Affiliates on the applicable Transfer Date (including any Business Employees who provide services to Buyer or its Affiliates following the Closing under the Transition Services Agreement and later commence employment with Buyer or its Affiliate) shall be referred to as “Transferred Employees.” Effective as of the applicable Transfer Date, Seller shall, or shall cause its Subsidiaries to, (i) terminate the employment of each Transferred Employee, and (ii) except as otherwise provided pursuant to the terms of the Benefit Plans or as required by applicable Law, terminate the participation of each Transferred Employee and his or her eligible dependents in each Benefit Plan. Notwithstanding anything to the contrary in this Agreement, subject to the terms of the Transition Services Agreement, (i) Seller and its Subsidiaries may, at any time after the Closing Date, terminate the employment of any Business Employee (including any Business Employee set forth on the Offer Employee List) who does not commence employment with Buyer (or its Affiliate) on the Closing Date (each, a “Terminated Employee”), and (ii) any such Terminated Employee (whether or not such Terminated Employee is offered employment with, or commences employment after the Closing Date with, Buyer and its Affiliates) whose employment is terminated by Seller or its Subsidiaries after the Closing Date (and prior to his or her Transfer Date, if applicable) shall not constitute a Transferred Employee for purposes of this Agreement.

(c) Buyer and Seller intend that the Transaction shall not result in a termination of employment of any Transferred Employee or otherwise trigger severance, termination or similar payments or benefits, and that the Transferred Employees shall have continuous and uninterrupted employment through the applicable Transfer Date, and the parties hereto shall use their reasonable best efforts to ensure the same. For the avoidance of doubt, nothing shall prevent Seller from voluntarily paying any severance so long as Buyer incurs no liability for such payments.

(d) Subject to the Transition Services Agreement, on or prior to the applicable Transfer Date (or, if later, within the time period permitted by applicable law), Seller shall, or shall cause its Subsidiaries to, pay in full to each Transferred Employee any and all base salary, wages, accrued vacation and paid time off, bonuses, commissions and other compensation, in each case, that have been earned or accrued, as applicable, through the applicable Transfer Date (collectively, the “Accrued Amounts”).

(e) Seller, in its sole discretion, may issue WARN Act notices to Business Employees on or prior to the Closing Date. Seller and its Subsidiaries shall be solely responsible for complying with the WARN Act (and for any failures to so comply) as a result of any action by Seller or any of its Subsidiaries on or prior to the Closing Date, or following the Closing, with respect to any employee who does not become a Transferred Employee for any reason. Buyer and its Affiliates shall be solely responsible for complying with the WARN Act (and for any failures to so comply) as a result of any action by Buyer or its Affiliates following the Closing Date with respect to any Transferred Employees. On the Closing Date, Seller shall notify Buyer of any terminations or layoffs of any Business Employees during the ninety (90)-day period prior to the Closing. Buyer shall notify Seller of any terminations or layoffs by Buyer of any Transferred Employees that occur during the ninety (90)-day period following the Closing, and Buyer shall not take any actions that, if aggregated with any layoffs by Seller during the ninety (90)-day period prior to the Closing (based on the information provided by Seller pursuant to the preceding sentence), would require Seller to provide WARN Act notices.

(f) Buyer and Seller acknowledge and agree that all Excluded Employee Liabilities shall constitute “Excluded Liabilities” and shall be and remain solely obligations of Seller and its Subsidiaries, and Buyer shall not assume or otherwise incur any obligation with respect to any Excluded Employee Liability. Except for the Excluded Employee Liabilities (including, for clarity, any Liabilities of Seller and its Subsidiaries under the Benefit Plans), Buyer and its Affiliates will be solely responsible for any Liabilities relating to any Transferred Employee that arise at or after such Transferred Employee’s Transfer Date. Buyer and Seller acknowledge and agree to the additional covenants set forth on Section 5.12(f) of the Disclosure Schedules.

(g) Seller will provide to Buyer, at least fourteen (14) Business Days prior to Closing, a list of all Business Employees who are “disqualified individuals” (within the meaning of Section 280G of the Code and the Department of Treasury regulations promulgated thereunder) with respect to Seller or any of its Subsidiaries and who would reasonably be expected to receive any payments or benefits that constitute “parachute payments” under (and within the meaning of) Section 280G of the Code in connection with the transactions contemplated by this Agreement, together with calculations of each such disqualified individual’s “base amount” (within the meaning of Section 280G of the Code) and any potential “parachute payments” (within the meaning of Section 280G of the Code) that such disqualified individual would reasonably be expected to receive in connection with the transactions contemplated by this Agreement (without taking into account any payments or benefits promised, paid or provided by Buyer or its Affiliates).

(h) The provisions of this Section 5.12 are solely for the benefit of the Parties, and nothing herein, express or implied, shall or shall be interpreted so as to confer upon any third party, including any current or former employees, directors, managers, independent contractors or other service providers (including the Transferred Employees) of any of the Parties or their respective Affiliates, any rights or remedies as third-party beneficiaries hereunder, including with respect to the creation of a guarantee or promise of continued employment or service to any individual, or the guarantee or promise to any individual whose employment or service terminates for any reason at or following the Closing to remain entitled to any benefit, or to be paid in lieu of any benefit, referenced in this Section 5.12. Nothing contained in this Agreement shall, or shall be construed so as to, (i) interfere with the right of Buyer or its Affiliates to terminate, reassign, promote or demote, or to change the compensation, benefits or terms and conditions of employment of, any Transferred Employee at any time following the Closing, (ii) constitute the establishment, amendment or modification of any Benefit Plan or other employee benefit plan or (iii) obligate Buyer or its Affiliates to adopt, enter into or maintain, or prevent Buyer or its Affiliates from modifying or terminating, any compensatory or employee benefit plan, program or arrangement at any time.

5.13 Sprint Agreements; Dismissal of Arbitration Demand.

(a) Notwithstanding anything to the contrary herein, in any Sprint Agreement or otherwise, without any further action on the part of any Party or any other Person, effective as of the Closing, each Party acknowledges and agrees that (i) each Sprint Agreement shall be automatically terminated and of no further force or effect, (ii) all Liabilities and other amounts owed between or among any of the Parties to any of the Sprint Agreements shall be settled in full (in accordance and consistent with the principles, methodologies and procedures set forth in Exhibit E), and (iii) no party thereto or Person bound thereby shall have any further Liability thereunder or in connection therewith (other than as expressly set forth herein).

(b) Seller hereby waives and causes PCS to hereby waive all rights to the Waived Management Fee under the Master Agreement and the Management Agreement for the period beginning on the first (1st) day of the calendar month immediately prior to Closing; provided that, for the avoidance of doubt, any such waived amount shall be taken into account for purposes of the calculation of the NPV of the Waived Management Fee in accordance with the definition thereof. Neither Sprint nor any of its Affiliates will be required to prepay any fees under the Management Agreement payable for the month in which the Closing occurs or any subsequent month thereafter.

(c) Within two Business Days after the Closing, Seller will provide formal written notice to Laura A. Kaster and the Hon. Suzanne Segal, copying Buyer, that Seller’s arbitration demand, dated August 27, 2020, with respect to the phone leasing allocated write-offs, is dismissed with prejudice, that Seller has released all claims, counterclaims, and other pending matters related to its arbitration demand, and that no arbitration will be going forward. Within two (2) Business Days after the provision of such formal written notice, Buyer will file a Notice of Voluntary Dismissal, with prejudice, in Civil Action No. 1:20-cv-01053 pending in the United States District Court for the Eastern District of Virginia.

5.14 Non-Competition. As a material inducement for Buyer to enter into this Agreement and to consummate the Transaction, Seller hereby covenants and agrees that during the period beginning on the Closing Date and ending on the third (3rd) anniversary of the Closing Date, Seller shall not (and shall cause its Subsidiaries not to), directly or indirectly, as a proprietor, partner, shareholder or member, individually or jointly or on behalf of or in concert with any Person, (a)

engage in any wireless mobile business within the Wireless Network Coverage Area (a “Competing Business”) or (b) compile, create or use for the purpose of selling wireless mobile merchandise or services within the Wireless Network Coverage Area in connection with a Competing Business, or sell, transfer or otherwise convey to any Third Party, a list of customers who purchased, leased or used any Sprint PCS Products and Services (as defined in the Management Agreement). Notwithstanding anything to the contrary set forth in this Agreement, neither Seller nor any of its Affiliates shall be prohibited from (A) acquiring or owning (by way of merger, consolidation, asset sale or otherwise) up to five percent (5%) in the aggregate of the outstanding stock of any corporation that is engaged in a Competing Business and publicly traded on a national securities exchange or in the over the counter market, or up to five percent (5%) in the aggregate of a private entity that is engaged in a Competing Business in each case through passive investments or (B) acquiring or owning any Person, asset or business (by way of merger, consolidation, asset sale or otherwise) that is engaged in a Competing Business (and thereafter engaging in such Competing Business) so long as the revenues attributable to such Competing Business at the time of such acquisition constitute less than twenty-five (25%) of the aggregate revenues of such Person, assets or business. Further, notwithstanding anything to the contrary set forth in this Agreement, the restrictions set forth in this Section 5.14 shall not apply to, and “Competing Business” shall not include any products or services delivered utilizing fixed wireless networks, cable networks, fiber networks or wireline networks, in each case, whether now or in the future or the Seller’s cell towers segment. Further, notwithstanding anything to the contrary set forth in this Agreement, the restrictions set forth in this Section 5.14 shall not apply outside of the Wireless Network Coverage Area or to any Third Party (including such Third Party’s Affiliates other than Seller and its Subsidiaries) that acquires (by way of merger, consolidation, asset sale or otherwise) Seller, any of its Affiliates or any of their respective assets or businesses. The Parties acknowledge and agree that the restrictive covenants contained in this Section 5.14 are reasonable in duration and geographic scope and protect a valid business interest of Buyer and its Affiliates. The Parties recognize that irreparable damage will result to Buyer and its Affiliates from any violation of this Section 5.14 and that the extent of such damage would be difficult if not impossible to calculate. Accordingly, the Parties expressly agree that, in addition to any and all other remedies available to Buyer and any of its Affiliates for any such violation, any of them shall have the right to the remedies set forth in Section 12.6. The existence of any Proceeding by Seller against Buyer, whether predicated on the Management Agreement or otherwise, is not a defense to Buyer’s enforcement of this Section 5.14. Notwithstanding anything contained herein to the contrary, and if and only if a provision of this type contained in this Section 5.14 is enforceable in the jurisdiction in question, if any one or more of the provisions contained in this Section 5.14 is for any reason held to be excessively broad as to duration, geographical scope, activity or subject, such provisions will be construed by limiting and reducing it so as to be enforceable to the extent compatible with the applicable law in such jurisdiction as it then appears.

5.15 Wrong-Pocket.

(a) If after the Closing:

(i) Seller or any of its Affiliates receives (A) any refund or other amount which is a Transferred Asset or is otherwise properly due and owing to Buyer in accordance with the terms of this Agreement or (B) any refund or other amount which is related to claims or other matters for which Buyer or any of its Affiliates is responsible hereunder, and which amount is not an Excluded Asset, or is otherwise properly due and owing to Buyer or any of its Affiliates in accordance with the terms of this Agreement, Seller promptly shall remit, or shall cause to be remitted, such amount to Buyer at the address set forth in Section 12.11, net of any reasonable and documented out-of-pocket expenses and costs (including Taxes) incurred in connection with determining, collecting or obtaining such refund or other amount; or

(ii) Buyer or any of its Affiliates receives (A) any refund or other amount which is an Excluded Asset or is otherwise properly due and owing to Seller or any of its Affiliates in accordance with the terms of this Agreement, or (B) any refund or other amount which is related to claims or other matters for which Seller or any of its Affiliates is responsible hereunder, and which amount is not a Transferred Asset, or is otherwise properly due and owing to Seller or any of its Affiliates in accordance with the terms of this Agreement, Buyer promptly shall remit, or shall cause to be remitted, such amount to Seller at the address set forth in Section 12.11, net of any reasonable and documented out-of-pocket expenses and costs (including Taxes) incurred in connection with determining, collecting or obtaining such refund or other amount.

(b) If at any time after the Closing, Buyer or any of its Affiliates shall receive or otherwise possess any asset or liability that should belong to Seller or any of its Affiliates pursuant to this Agreement, Buyer shall, except to the extent the asset is not transferable as provided in Section 5.2(i) promptly notify and transfer, or cause to be transferred, such asset or liability to Seller or any of its Affiliates. If at any time after the Closing, Seller or any of its Affiliates shall receive or otherwise possess any asset or liability that should belong to Buyer or any of its Affiliates pursuant to this Agreement, Seller shall, except to the extent the asset is not transferable as provided in Section 5.2(i), promptly notify and transfer, or cause to be transferred, such asset or liability to Buyer or any of its Affiliates. Prior to any such transfer of assets pursuant to this Section 5.15(b), Seller and Buyer agree that the Person receiving or possessing such asset shall hold such asset in trust for the Person to whom such asset should rightfully belong pursuant to this Agreement. The Parties shall cooperate in good faith to effect the transfer or retransfer of such misallocated assets, and/or the assumption or reassumption of misallocated Liabilities, to or by the appropriate Person as promptly as practicable and shall not use the determination that remedial actions need to be taken to alter the scope of the Transferred Assets, Assumed Liabilities, Excluded Assets or Excluded Liabilities.

(c) Each Party hereto shall cooperate with each other Party hereto and shall set up procedures and notifications as are reasonably necessary or advisable to effectuate the transfers contemplated by this Section 5.15. The Parties shall reasonably cooperate to effect any transfers or other arrangements described in this Section 5.15 in a manner that is Tax efficient for the Parties and their Affiliates, including by treating the Person initially in possession of any such amounts or assets referenced in this Section 5.15 after the Closing as holding such amounts or assets as an agent or nominee for the transferee thereof for all Tax purposes, to the extent permitted by applicable Law. For the avoidance of doubt, this Section 5.15 shall not apply to Tax refunds or credits, which are the subject of Section 6.2.

(d) For the avoidance of doubt, the transfer or assumption of any assets or Liabilities under this Section 5.15 shall be effected without any additional consideration payable by any Party hereto.

5.16 Title Commitment and Survey.

(a) Title Commitment.

(i) Seller will, at the shared cost and expense of Seller and Buyer, furnish Buyer an ALTA owner’s policy of title insurance insuring Buyer’s title to each Owned Real Property as of the Closing Date. Such insurance must be in the amount of the Final Closing Purchase Price allocable to such Owned Real Property as mutually agreed between the Parties and from Fidelity National Title Insurance Company or other nationally recognized title insurance company authorized to issue title insurance in the state in which the Owned Real Property is located and reasonably acceptable to Buyer (the “Title Company”). Seller will provide to the Title Company an owner’s affidavit sufficient to cause the Title Company to delete the “standard” exceptions and such endorsements as Buyer may reasonably require.

(ii) Seller has delivered to Buyer a commitment for a title policy meeting the requirements of Section 5.16(a)(i) (the “Commitment”), together with legible copies of all documents referenced in the schedules to the Commitment. If any update to the Commitment discloses defects or other matters that are reasonably objectionable to Buyer and were not disclosed on a previous version of the Commitment, Buyer will advise Seller of Buyer’s objections within ten (10) days after Buyer receives such updated Commitment. Seller will either (x) remedy any matters to which Buyer objects and will on or before the Closing Date deliver to Buyer and to Buyer’s counsel a revised Commitment reflecting that the remedy has been or will be effected or (y) establish and utilize an escrow account to finance the remedy of any non-material defects or matters to which Buyer has objected and that Seller is unable to remedy prior to the Closing Date.

(iii) If Seller is unable to deliver the policy of title insurance at Closing as required by Section 5.16(a)(i), Buyer shall either (A) accept the most conforming policy of title insurance as Seller is able to deliver, including the commitment of Seller to establish and utilize an escrow account to remedy non-material defects or matters after the Closing Date or (B) eliminate from the purchase that portion of the Owned Real Property that is subject to an incurable defect or other objectionable matter and reduce the Final Closing Purchase Price by the amount allocated to such Owned Real Property as mutually agreed between the Parties.

(b) Surveys. Seller has delivered to Buyer a current “as-built” survey of each parcel of Owned Real Property certified to Buyer and the Title Company, prepared in accordance with the Minimum Standard Detail Requirements for ALTA/NSPS Land Title Surveys, amended 2016 (“Minimum Standards”), and containing optional Table A items numbered 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 15, 16, 17, 19, and 20 ($1,000,000) of the Optional Survey Responsibilities and Specifications, and containing such other matters and certifications as are required by the Title Company to issue its policy of title insurance as required by Section 5.16(a)(i). Any costs incurred in connection therewith shall be equally shared between Buyer and Seller. On or before the Closing Date, Seller shall deliver an affidavit of no change sufficient for the Title Company to remove any survey exceptions from the Commitment.

5.17 RWI Policy. Buyer has obtained a representation and warranty insurance policy with a policy limit of ten percent (10%) of the Purchase Price (the “RWI Policy”). The total policy premium, brokerage commission, underwriting and stamping fees and Taxes payable, in each case, in connection with the purchase of the RWI Policy (collectively, the “RWI Expenses”), shall be borne by Seller and reduce the Purchase Price as set forth herein.

5.18 Seller Provided Backhaul Service. For each Seller Provided Backhaul Service that was provided to PCS prior to Closing with (i) no stated service term, (ii) a month-to-month service term, or (iii) a term that is set to expire or terminate in accordance with the applicable Assumed Contract’s terms prior to December 31, 2023, Seller shall, and shall cause its Subsidiaries to, provide such Seller Provided Backhaul Service to Buyer on the same terms and conditions that such Seller Provided Backhaul Service was provided to PCS immediately prior to the Closing, except neither Seller nor any of its Subsidiaries will have any right to terminate such services prior to December 31, 2023 due to either (x) the lack of a stated term, (y) the month-to-month status of the service term, or (z) the existing term being otherwise set to expire or terminate prior to December 31, 2023; provided that, for the avoidance of doubt, Seller and its Subsidiaries will have a right to terminate such services on or following December 31, 2023 in accordance with the terms of the applicable Assumed Contract. In addition, with respect to all third-party backhaul provider equipment including but not limited to network-to-network interface equipment (collectively, “Third-Party Equipment”) in locations listed on Section 5.18 of the Disclosure Schedules that, as of the Closing, is located, installed, stored or otherwise housed within a facility owned or leased by Seller or a Seller Affiliate (and such owned or leased facility is outside the scope of Transferred Assets) and used in the provision of third-party provided backhaul service to the Wireless Business, Seller shall (a) continue to permit such Third-Party Equipment to remain in any such facility through December 31, 2023 for the continued provision of such third-party provided backhaul service to Buyer (unless removal of any such Third-Party Equipment is earlier directed by Buyer), (b) provide any reasonably necessary services and support, including sufficient electrical power, to such Third-Party Equipment that was provided in the six months prior to the Closing, and (c) permit Buyer’s employees or the employees of the owner of any such Third-Party Equipment access to any such facility as is reasonably necessary for routine inspections and maintenance (if any) and necessary repairs.

5.19 Delayed FCC Approvals. If all conditions to Closing set forth in Article 9 have been satisfied or waived by the Party entitled to the benefit thereof (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) and the Subsequent Regulatory Approvals have not been obtained by June 15, 2021, the Closing shall take place in accordance with the terms set forth in this Agreement except that (a) following June 15, 2021, the Parties shall cooperate and use commercially reasonable efforts to promptly prepare and file with the FCC, within five (5) days of such date, all forms and related exhibits, certifications, and other documents necessary to satisfy the FCC’s requirements for “short-term spectrum manager” lease notifications consistent with the FCC’s requirements under the Communications Act of 1934, as amended, and the rules, regulations and orders of the FCC, (b) the Transferred Assets conveyed at the Closing shall not include any Subsequent Transferred Assets, (c) at the Closing the Parties shall deliver, or cause to be delivered, duly executed counterparts of the Short Term Spectrum Manager Lease Agreement and (d) Seller shall, or shall cause its Subsidiaries to, sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase, acquire and accept from Seller and its Subsidiaries, all the right, title and interest of Seller and its Subsidiaries, free and clear of all Encumbrances (other than Permitted Encumbrances) in, to and under the Subsequent Transferred Assets within five (5) Business Days following the receipt of the Subsequent Regulatory Approvals (or, to the extent permitted by applicable Law, waiver thereof by both Parties). At the Subsequent Closing, the Parties shall deliver, or caused to be delivered, duly executed counterparts of a bill of sale and assignment and assumption agreement, in substantially the form of the Bill of Sale and Assignment and Assumption Agreement (the “Subsequent Bill of Sale and Assignment Agreement”), in order for Seller to assign to Buyer (or its designee) all of Seller’s and its Subsidiaries’ right, title and interest in and to the Subsequent Transferred Assets. Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall, or shall cause its Subsidiaries to, and Seller and its Subsidiaries hereby do, until the Subsequent Closing, waive all rights, if any, with respect to any of the Wireless Customers, Customer Contracts or related customer accounts of the Wireless Business, including all rights to receivables and rights of payment in respect of each Wireless Customer (which, for the avoidance of doubt, shall not include any receivables owed to Seller or its Subsidiaries under the Sprint Agreements upon the Closing determined in accordance and consistent with the principles, methodologies and procedures set forth in Exhibit E). Notwithstanding anything to the contrary herein, to the extent the Subsequent Regulatory Approvals are obtained by June 15, 2021, the transfer of the Subsequent Transferred Assets will occur at the Closing, such assets will be Transferred Assets for all purposes under this Agreement and there will be no Subsequent Closing. If for any reason the Closing does not occur on July 1, 2021, references to the date of June 15, 2021 in this Section 5.19 shall mean the fifteenth (15th) day before the first (1st) Business Day of each subsequent month in which Closing shall occur in accordance with Section 8.1.

ARTICLE 6

TAX MATTERS

6.1 Mutual Cooperation. Following the Closing, Seller and Buyer shall, solely with respect to the Wireless Businesses and the Transferred Assets for taxable periods (or portions thereof) ending on or before or including the Closing Date, at the other Party’s expense (except as otherwise provided in the following) (a) each provide the other with such assistance as may reasonably be requested by either of them in connection with the preparation of any Tax Return, or the defense of any audit or other examination by any Taxing Authority or any judicial or administrative Proceeding with respect to Taxes, and (b) to the extent in its possession or the possession of its Affiliates, each retain (at its own expense) and provide the other with any records or other information which the other may reasonably request that are reasonably relevant to such Tax Return, audit, examination or Proceeding and make available its employees and representatives on a mutually convenient basis to provide additional information and explanation of any such records and information. Without limiting the generality of the foregoing, Buyer and Seller shall use their reasonable best efforts to retain, for seven (7) years or, if later to its knowledge, until the applicable statutes of limitations (including any extensions) have expired, copies of all Tax Returns, supporting work schedules and other records or information, if any, that may reasonably be expected to be relevant to such Tax Returns for all taxable periods or portions thereof ending before or including the Closing Date and offer such records and information (solely with respect to the Wireless Businesses and the Transferred Assets for taxable periods (or portions thereof) ending on or before or including the Closing Date) to the other Party if it or its Affiliates intend to destroy or dispose of the same. This Section 6.1 shall not apply to any dispute or threatened dispute between the Parties. Notwithstanding anything to the contrary in this Agreement, the requesting Party shall reimburse the cooperating Party, within fifteen (15) days after receipt of an invoice from the cooperating Party, for any reasonable and documented out-of-

pocket costs and expenses that the cooperating Party or any of its Affiliates incurs in connection with hiring or engaging any third-party Tax service provider in connection with any cooperation requested by the requesting Party or any of its Affiliates in relation to this Article 6 or the Transaction Documents; provided that such reimbursement obligation shall apply only to the extent that such costs and expenses exceed the amount that the cooperating Party and its Affiliates would have incurred in the ordinary course of business had it not been for such cooperation.

6.2 Allocation of Certain Taxes; Preparation of Tax Returns.

(a) In the case of any taxable period that begins on or before the Closing Date and ends after the Closing Date (each a “Straddle Period”), any real property, personal property, improvement, assessment, special assessment, ad valorem and similar Taxes imposed or assessed directly against the Transferred Assets (but excluding, for the avoidance of doubt, Transfer Taxes and any income, gross, net or similar Taxes) (such Taxes, “Covered Taxes”) other than Virginia Property Taxes for such Straddle Period shall be allocated (a) to the portion of such Straddle Period ending on the Closing Date in an amount equal to the total amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the portion of the Straddle Period ending on (and including) the Closing Date and the denominator of which is the number of days in the entire Straddle Period, and shall be an Excluded Liability, and (b) to the portion of such Straddle Period beginning after the Closing Date in an amount equal to the total amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the portion of the Straddle Period after (and excluding) the Closing Date and the denominator of which is the number of days in the entire Straddle Period, and shall be an Assumed Liability. Seller shall be liable and responsible for the proportionate amount of such Covered Taxes that is attributable to the portion of any Straddle Period ending on (and including) the Closing Date, and Buyer shall be liable and responsible for the proportionate amount of such Covered Taxes that is attributable to the portion of any Straddle Period beginning after (and excluding) the Closing Date. Following the Closing, upon receipt of any bill for any such Covered Taxes or otherwise in connection with determining the amount of such Covered Taxes for a Straddle Period, Buyer or Seller, as applicable, shall present a statement to the other setting forth the amount of reimbursement to which each is entitled under this Section 6.2 (taking into account the amounts of Covered Taxes (other than Virginia Property Taxes), if any, that Buyer (or its Affiliates) or Seller (or its Affiliates) remitted to a Governmental Authority for any taxable period (or portion thereof) for which the other Party is responsible pursuant to this Section 6.2 and taking into account the amounts of Covered Taxes (other than Virginia Property Taxes) for which Buyer (or its Affiliates) or Seller (or its Affiliates) has previously reimbursed the other Party (or its Affiliates)), together with such supporting evidence as is reasonably necessary to calculate the proration and reimbursement amount. The proration amount shall be paid by the Party owing it to the other within thirty (30) days after delivery of such statement, absent manifest error. The Party that has the primary obligation to do so under applicable Law shall timely file any Tax Return that is required to be filed in respect of Covered Taxes and shall timely pay to the appropriate Taxing Authorities any Covered Taxes, in each case, that become due after the Closing Date; provided that, in the event Buyer is required to file or cause to be filed any Tax Return with respect to Covered Taxes for a Straddle Period, Buyer shall use its reasonable efforts to provide a draft copy of such Tax Return to Seller at least fifteen (15) days prior to filing for comment by Seller, and shall consider in good faith any reasonable comments received from Seller prior to filing such Tax Return. The Parties will reasonably cooperate and act in good faith to minimize the amount of

Covered Taxes, to the extent reasonably permitted by Law. Notwithstanding anything to the contrary in this Section 6.2(a), (i) in order to prevent duplication, neither Buyer nor Seller shall be required to reimburse the other for any Covered Taxes to the extent such Covered Taxes were already reimbursed because they were included in the final determination of the Final Closing Purchase Price pursuant to Section 2.5 and (ii) without limiting clause (d) of the definition of “Adjustment Amount,” this Section 6.2(a) shall not apply to, and neither Buyer nor Seller shall have any obligation to prorate or otherwise reimburse the other Party or any of such other Party’s Affiliates for, any Virginia Property Taxes.

(b) Seller shall be entitled to any refunds (or credits in lieu of refunds) of or against any Taxes with respect to the Transferred Assets or the Wireless Business for taxable periods (or portions thereof) ending on or before the Closing Date or for which Seller is otherwise responsible under this Agreement, in each case, that are actually received by Buyer or any of its Affiliates. If Buyer or any of its Affiliates actually receives a refund or credit in lieu thereof to which Seller is entitled under this Section 6.2(b), Buyer shall pay, or cause its Affiliates to pay, to Seller the amount of such refund or credit (net of any reasonable out-of-pocket expenses and without any interest, but including any interest actually paid thereon by the relevant Taxing Authority) within thirty (30) days of the receipt of the refund or credit or the application of such refund or credit against amounts otherwise payable.

(c) Except as otherwise required by applicable Law, without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed, Buyer shall not, and shall cause its Affiliates not to, take any of the following actions to the extent relating to Taxes in respect of the Transferred Assets or the Wireless Business for any taxable period ending on or before the Closing Date or any Straddle Period: (i) amend any material Tax Return or agree to any waiver or extension of the statute of limitations (in the case of any waiver or extension, only for a taxable period ending on or before the Closing Date), (ii) make, change or revoke any material Tax election or accounting period, method or practice, (iii) surrender any right to claim a material refund of Taxes, (iv) make or initiate any voluntary contact with a Governmental Authority (including any voluntary disclosure agreement or similar process), or (v) take any action on the Closing Date after the Closing outside of the ordinary course of business (except as expressly contemplated by this Agreement), in each case, if such action is reasonably expected to give rise to incremental Taxes for which Seller or any of its Affiliates is responsible pursuant to this Agreement or otherwise or to reduce any refund or credit in lieu thereof that Seller or any of its Affiliates would otherwise be entitled to pursuant to this Agreement or otherwise.

6.3 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value-added and other similar Taxes (including any penalties, interest and additions to Tax and all reasonable and documented out-of-pocket costs related to the filing of applicable Tax Returns) incurred in connection with this Agreement, the Transaction Documents, and the Transaction (collectively, “Transfer Taxes”) shall be borne fifty percent (50%) by Seller and fifty percent (50%) by Buyer; provided that, notwithstanding the foregoing, in no event shall Buyer bear or be required to pay any Transfer Taxes individually or in the aggregate in excess of $140,000 (i.e., representing Buyer’s fifty percent (50%) share of the first $280,000 of Transfer Taxes), and any and all Transfer Taxes exceeding such amount shall be borne and timely paid by Seller. The Party that has the primary obligation to do so under applicable Law shall prepare and timely file any Tax Return or other document required to be filed with respect to such Transfer Taxes, provide the other Party with a reasonable opportunity to review and comment on such Tax Returns prior to filing, and promptly provide to the other Party copies of all such filed Tax Returns together with reasonable evidence that all such Transfer Taxes have been timely paid. Buyer and Seller shall cooperate upon reasonable request in the preparation and filing of any Tax Returns that must be filed in connection with any Transfer Taxes. Each Party shall use reasonable best efforts to cooperate upon written request as reasonably necessary to minimize the amount of any Transfer Taxes or fees applicable to the Transaction to the extent permitted by Law. Notwithstanding anything to the contrary in this Agreement, in the case of any Transferred Asset for which an allocation of purchase price is required earlier than contemplated by Section 2.6(a) for Transfer Tax purposes, the Parties agree that net book value shall be used as the allocation for such Transferred Asset for Transfer Tax purposes to the extent permitted by applicable Law; provided that any such allocation may thereafter be revised as appropriate and necessary for purposes of the Asset Acquisition Statement.

6.4 Tax Contests.

(a) If Buyer, Seller or any of their respective Affiliates receives after the Closing (i) a notice of a Governmental Authority’s intent to audit, examine or conduct any other Proceeding with respect to Taxes or Tax Returns or (ii) a notice of deficiency, notice of reassessment, proposed adjustment, assertion of claim or demand concerning Taxes or Tax Returns, in each case, that could reasonably be expected to give rise to a claim for indemnification under Article 11 or other Taxes for which the other would be responsible (a “Tax Contest”), such Party first receiving such notice shall notify the other Party in writing of the receipt of such communication in accordance with the provisions of Section 11.4(a).

(b) Seller shall control any Proceeding relating to any Tax Contest if Seller or its Affiliates would be responsible (under this Agreement or otherwise) for a majority of the Taxes that would reasonably be expected to result from such Tax Contest; provided that Buyer, at its own expense, shall be entitled to participate in the conduct of any such Tax Contest, Seller shall keep Buyer reasonably informed regarding developments in such Tax Contest and Seller shall not settle any such Tax Contest that would be binding on Buyer or that involves any Taxes for which Buyer would be responsible without Buyer’s prior written consent, not to be unreasonably withheld, conditioned or delayed.

(c) Buyer shall control all Proceedings relating to any other Tax Contest (i.e., not controlled by Seller pursuant to Section 6.4(b)); provided that, if and to the extent Seller would be responsible under this Agreement or otherwise for Taxes that would reasonably be expected to result from such Tax Contest, then Seller, at its own expense, shall be entitled to participate in the conduct of such Tax Contest, Buyer shall keep Seller reasonably informed regarding developments in such Tax Contest and Buyer shall not settle any such Tax Contest that would be binding on Seller or that involves any Taxes for which Seller would be responsible without Seller’s prior written consent, not to be unreasonably withheld, conditioned or delayed.

(d) In the event of any conflict or inconsistency between this Section 6.4 and Section 11.4, the provisions of this Section 6.4 shall govern with respect to the conduct of Tax Contests.

6.5 Survival. Notwithstanding any provision in this Agreement to the contrary, the covenants and agreements of the Parties contained in this Article 6 shall survive the Closing and shall remain in full force until sixty (60) days after the expiration of the applicable statutes of limitations for the Taxes in question (taking into account any applicable extensions or waivers thereof), except that Section 6.1 shall survive until fully performed in accordance with its terms.

ARTICLE 7

INTELLECTUAL PROPERTY MATTERS

7.1 IP Transfers. On the Closing Date, Buyer will initiate all domain name transfers for domain names included in the Transferred Intellectual Property with the domain name registrar. Seller shall, and shall cause its Subsidiaries to, execute any additional documents and do other acts that are, in each case, reasonably requested by Buyer in order to effectuate and record the transfer of the Transferred Intellectual Property to Buyer.

7.2 Trade Secret License. Effective as of the Closing, Seller hereby grants, on behalf of itself and its Subsidiaries, to Buyer and its Affiliates, an irrevocable, perpetual, non-exclusive, non-transferable (other than in connection with a divestiture of the Transferred Assets), worldwide, royalty-free, fully paid-up right and license to use and otherwise exploit solely in connection with the ownership, use and operation of the Transferred Assets all Trade Secrets (excluding any Software and rights in Software) that are (a) owned by Seller or any of its Subsidiaries, (b) used in connection with any of the Transferred Assets as owned, operated and used as of the Closing Date, and (c) not included in the Transferred Intellectual Property. Buyer or any of its Affiliates may sublicense any of the rights granted pursuant to this Section 7.2 (i) to any of its contractors, channel partners, resellers, or suppliers, in each case, solely in connection with the use and operation of the Transferred Assets for the benefit of Buyer and its Affiliates (including the ownership, operation and use of the Transferred Assets by Buyer and its Affiliates), or (ii) in connection with any divestiture of the Transferred Assets (including the ownership, operation and use of the Transferred Assets by Buyer and its Affiliates), or any portion thereof, to a Third Party. All Trade Secrets licensed pursuant to this Section 7.2 shall be treated as Confidential Information subject to the confidentiality provisions of Section 5.8(b) and Buyer will cause any sublicensee of such Trade Secrets to be bound by confidentiality obligations at least as favorable for the benefit of Seller.

ARTICLE 8

CLOSING

8.1 Closing. Subject to the terms and conditions of this Agreement, the closing of the Transaction (the “Closing”) shall take place electronically no later than 9:00 a.m. New York time on the first (1st) Business Day of the month immediately following the month in which all conditions set forth in Article 9 have been satisfied or waived by the Party entitled to the benefit thereof (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing); provided that, if the Closing would otherwise occur on the first (1st) Business Day of the last month of any calendar quarter, the Closing shall not occur on such date and shall instead take place electronically no later than 9:00 a.m. New York time on the first (1st) Business Day of the immediately following calendar month; provided, further, that the Closing shall in no event occur prior to July 1, 2021. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”. The Closing shall be deemed effective as of 12:01 a.m. (U.S. Eastern Time) on the Closing Date.

8.2 Deliverables.

(a) At the Closing, Seller shall deliver, or cause to be delivered, to Buyer:

(i) a counterpart of a bill of sale and assignment and assumption agreement in order for Buyer (or its designee) to assume and undertake the obligations to pay, perform and discharge, as and when due, the Assumed Liabilities and Assumed Contracts, and in order for Seller to assign to Buyer (or its designee) all of Seller’s and its Subsidiaries’ right, title and interest in and to the Transferred Assets, in the form attached hereto as Exhibit B (the “Bill of Sale and Assignment and Assumption Agreement”), duly executed by Seller or Affiliates thereof;

(ii) duly executed special or limited warranty deeds (as customary in the applicable jurisdiction), with respect to each Owned Real Property;

(iii) a customary owner’s affidavit with respect to each Owned Real Property in a form required by the Title Company, duly executed by Seller or Seller’s Subsidiary owning title to such Owned Real Property (as applicable);

(iv) a title insurance policy issued by the Title Company meeting the requirements set forth in Section 5.16(a) of this Agreement with respect to each Owned Real Property;

(v) a counterpart of the Transition Services Agreement, duly executed by Seller or Affiliates thereof;

(vi) a counterpart of the Tower Lease Agreement, duly executed by Seller or Affiliates thereof;

(vii) a counterpart of each of the Master Colocation License Agreement and the Winchester Store Lease, in each case duly executed by Seller or Affiliates thereof;

(viii) if applicable, a counterpart of the Short-Term Spectrum Manager Lease Agreement, duly executed by Seller or Affiliates thereof;

(ix) evidence in form and substance customary for credit transactions originated in the United States of the release of Encumbrances on the Transferred Assets (except for Permitted Encumbrances) granted in connection with that certain Amended and Restated Credit Agreement, dated November 9, 2018, by and among Seller, each of the Guarantors (as defined therein) and each of the Lenders (as defined therein); and

(x) an IRS Form W-9 duly completed and executed on behalf of Seller and by each Subsidiary (if any) that is transferring Transferred Assets (the “Seller W-9s”).

(b) At Closing, Buyer shall deliver, or cause to be delivered, to Seller:

(i) the Preliminary Closing Purchase Price, by wire transfer of immediately available funds, in accordance with Section 2.4;

(ii) a counterpart of the Bill of Sale and Assignment and Assumption Agreement, duly executed by Buyer (or its designee);

(iii) a counterpart of the Transition Services Agreement, duly executed by Buyer (or its designee);

(iv) a counterpart of the Tower Lease Agreement, duly executed by Buyer (or its designee);

(v) a counterpart of each of the Master Colocation License Agreement and the Winchester Store Lease, in each case duly executed by Buyer (or its designee); and

(vi) if applicable, a counterpart of the Short-Term Spectrum Manager Lease Agreement, duly executed by Buyer (or its designee).

ARTICLE 9

CONDITIONS TO CLOSING

9.1 Conditions to the Obligations of Buyer. The obligation of Buyer to consummate the Transaction is subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by Buyer), as of the Closing, of the following conditions:

(a) Performance Prior to and at Closing. Seller shall have performed in all material respects its obligations and covenants under this Agreement to be so performed by Seller at or prior to the Closing.

(b) Regulatory Approvals. The Regulatory Approvals (excluding, for the avoidance of doubt, the Subsequent Regulatory Approvals) shall have been obtained.

(c) Seller’s Closing Deliverables. Seller shall have provided the Closing deliverables to Buyer as set forth in Section 8.2(a).

9.2 Condition to the Obligations of Seller. The obligation of Seller to consummate the Transaction is subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by Seller), as of the Closing, of the following conditions:

(a) Performance Prior to and at Closing. Buyer shall have performed in all material respects its obligations and covenants under this Agreement to be so performed by Buyer at or prior to the Closing.

(b) Regulatory Approvals. The Regulatory Approvals (excluding, for the avoidance of doubt, the Subsequent Regulatory Approvals) shall have been obtained.

(c) Buyer’s Closing Deliverables. Buyer shall have provided the Closing deliverables to Seller as set forth in Section 8.2(b).

ARTICLE 10

TERMINATION

10.1 Termination. This Agreement may be terminated at any time before the Closing and the Transaction abandoned:

(a) by the mutual written consent of Buyer and Seller; or

(b) if any Governmental Authority of competent jurisdiction shall have issued a Governmental Order or taken any other action which would either (i) permanently enjoin, restrain or otherwise prohibit the transactions contemplated by this Agreement or (ii) result in a failure of the conditions set forth in Section 9.1(b) and Section 9.2(b), and such Governmental Order or other action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(b) is not available to any Party whose material breach of any provision of this Agreement is the proximate cause of such Governmental Order or other action.

10.2 Effect of Termination. Except as otherwise set forth in this Section 10.2, in the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any Party or its Affiliates, officers, directors, members or stockholders, other than liability of a Party for any willful breach of this Agreement by such Party occurring prior to such termination.

ARTICLE 11

SURVIVAL; INDEMNIFICATION

11.1 Survival. (a) Subject to clause (e), the representations and warranties set forth in Section 3.1 (Organization), Section 3.2 (Authorization; Enforceability), Section 3.3(a) (No Conflict with Seller Governing Documents), Section 3.8 (Tax Matters) and Section 3.17 (Brokers) (collectively, the “Seller Fundamental Representations”) and the representations and warranties set forth in Section 4.1 (Organization), Section 4.2 (Authorization; Enforceability), Section 4.3(a) (No Conflict with Buyer Governing Documents) and Section 4.4 (Brokers) (collectively, the “Buyer Fundamental Representations”) shall survive the execution and delivery of this Agreement and the Closing and shall survive until thirty (30) days following the expiration of the applicable statute of limitations (and thereafter until resolved if a claim in respect thereof has been made prior to such date in accordance with the terms set forth herein), taking into account any applicable extension thereof, (b) subject to clause (e), the representations and warranties set forth in Section 3.12(d) (Transferred Assets) shall survive the execution and delivery of this Agreement and the Closing and shall survive until six (6) months after the Closing (and thereafter until resolved if a claim in respect thereof has been made prior to such date in accordance with the terms set forth herein), (c) subject to clause (e), the representations and warranties set forth in Section 3.12(a) (Transferred Assets) shall survive the execution and delivery of this Agreement and the Closing and shall survive until thirty six (36) months after the Closing (and thereafter until resolved if a claim in respect thereof has been made prior to such date in accordance with the terms set forth herein), (d) subject to clause (e), the representations and warranties made herein (other than the Seller Fundamental Representations, the representations and warranties set forth in Section 3.12(a) and (d) (Transferred Assets) and the Buyer Fundamental Representations) shall expire upon the

Closing and shall then be of no further force or effect, and (e) claims involving Fraud by the Person making the relevant representation set forth in Article 3 or Article 4 herein shall survive until the expiration of the statute of limitations applicable to such claims (and thereafter until resolved if a claim in respect thereof has been made prior to such date in accordance with the terms set forth herein). The covenants and agreements contained in this Agreement requiring performance following the Closing shall survive for the period provided in such covenants and agreements, if any, or until fully performed, and all other covenants and agreement contained in this Agreement shall expire upon the Closing (except that the covenants and agreements set forth in Section 5.1 (Conduct of Business Prior to the Closing) shall survive for six (6) months after the Closing) and shall then be of no further force or effect. After the expiration of the applicable survival periods specified in this Section 11.1, any claim for indemnification under this Agreement with respect to any breach of such representations, warranties, covenants or agreements, as applicable, shall be deemed time-barred, and no such claim shall be made, except that any claim asserted prior to the expiration of the applicable survival periods specified in this Section 11.1 in accordance with the terms set forth herein shall not thereafter be barred by the expiration of such survival period and such claim shall survive until finally resolved.

11.2 Obligation of Seller to Indemnify. Subject to this Article 11, from and after the Closing, Seller shall indemnify, defend and hold harmless Buyer and its Affiliates, partners, members, managers, officers and employees (collectively, the “Buyer Indemnified Parties”) from and against all Losses arising out of or resulting from (a) any misrepresentation or breach of any of the Seller Fundamental Representations or the representations and warranties set forth in Section 3.12(a) or (d) (Transferred Assets), (b) any failure to perform any covenant or agreement of Seller contained in this Agreement requiring performance by Seller after the Closing or set forth in Section 5.1 (Conduct of Business Prior to the Closing) or (c) any of the Excluded Liabilities.

11.3 Obligation of Buyer to Indemnify. Subject to this Article 11, from and after the Closing, Buyer shall indemnify, defend and hold harmless Seller and its Affiliates, partners, members, managers, officers and employees (collectively, the “Seller Indemnified Parties”) from and against all Losses arising out of or resulting from (a) any misrepresentation or breach of any of the Buyer Fundamental Representations, (b) any failure to perform any covenant or agreement of Buyer contained in this Agreement requiring performance by Buyer after the Closing, or (c) any of the Assumed Liabilities.

11.4 Procedures. Claims for indemnification under this Agreement will be asserted and resolved as follows:

(a) Any Buyer Indemnified Party or Seller Indemnified Party seeking indemnification under this Agreement (an “Indemnified Party”) with respect to any claim asserted against the Indemnified Party by a third party (“Third Party Claim”) in respect of any matter that is subject to indemnification under Section 11.2 or Section 11.3 will (i) promptly notify the other Party (the “Indemnifying Party”) of the Third Party Claim and (ii) as promptly as practicable transmit to the Indemnifying Party a written notice (a “Claim Notice”) describing in reasonable detail and with reasonable specificity the nature of the Third Party Claim, a copy of all material papers served with respect to such claim (if any), the basis of the Indemnified Party’s request for indemnification under this Agreement and an estimate of any Losses suffered with respect thereto (if reasonably determinable). Notwithstanding the foregoing, the delay or failure to give the notice provided in, or in accordance with, this Section 11.4(a) will not relieve the Indemnifying Party of its obligations under this Article 11, except to the extent such Indemnifying Party is actually prejudiced by such delay or failure.

(b) The Indemnifying Party will have the right to defend the Indemnified Party against such Third Party Claim (except in the case of an Excluded Matter) if the Indemnifying Party promptly notifies the Indemnified Party (and in any event within twenty (20) days after having received any Claim Notice) that it is exercising its right to defend the Indemnified Party against such Third Party Claim. If the Indemnifying Party notifies the Indemnified Party that the Indemnifying Party elects to assume the defense of the Third Party Claim, then the Indemnifying Party will have the right to defend such Third Party Claim with counsel selected by the Indemnifying Party and reasonably acceptable to the Indemnified Party, in all appropriate proceedings, to a final conclusion or settlement at the discretion of the Indemnifying Party in accordance with this Section 11.4(b). The Indemnifying Party will have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however, that the Indemnifying Party will not enter into any settlement agreement without the written consent of the Indemnified Party (which consent will not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, such consent will not be required if (i) the settlement agreement contains a complete and unconditional general release by the third party asserting the Third Party Claim of all Indemnified Parties affected by the Third Party Claim, (ii) the settlement agreement does not contain any admission of fault or material sanction or restriction upon or otherwise materially adversely affect the conduct or operation of any business conducted by the Indemnified Party or its Affiliates, and (iii) the Indemnifying Party pays or causes to be paid in full all amounts arising out of such settlement. The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 11.4(b), and the Indemnified Party will bear its own costs and expenses with respect to such participation unless, in the reasonable judgment of the Indemnified Party, there is a conflict of interest (including the availability to the Indemnified Party of one or more defenses that are not available to the Indemnifying Party) that would prevent the same counsel from representing both the Indemnified Party and the Indemnifying Party, then the Indemnified Party will be entitled to retain one separate counsel who shall have a right to reasonably participate in but not control the defense of such Third Party Claim, the reasonable costs and expenses of which will be borne by the Indemnifying Party. Notwithstanding the foregoing, if a Third Party Claim (A) seeks non-monetary relief which, if granted, could materially adversely affect the Indemnified Party or any of its Affiliates and that the Indemnified Party reasonably determines, after conferring with its outside counsel, cannot be readily separated from any related claim for money damages (provided that, if such equitable relief or other relief portion of the Third Party Claim can be so separated from that for money damages, the Indemnifying Party shall be entitled to assume the defense of the portion relating to money damages) or (B) involves a criminal proceeding (each, an “Excluded Matter”), then the Indemnified Party shall have the right to defend and control the applicable Third Party Claim.

(c) If the Indemnifying Party does not notify the Indemnified Party that the Indemnifying Party elects to defend the Indemnified Party pursuant to Section 11.4(b) within twenty (20) days after receipt of any Claim Notice (or notifies the Indemnified Party within such time period that it elects not to defend the Indemnified Party) or thereafter fails to reasonably diligently conduct such defense, then the Indemnified Party shall have the right to defend itself against the applicable Third Party Claim, and be reimbursed for its reasonable cost and expense (but only if the Indemnified Party is actually entitled to indemnification hereunder) in regard to the Third Party Claim with counsel reasonably selected by the Indemnified Party, in all appropriate proceedings. In such circumstances or in the case of an Excluded Matter, the Indemnified Party will defend any such Third Party Claim in good faith and have full control of such defense and proceedings; provided, however, that the Indemnified Party may not enter into any compromise or settlement of such Third Party Claim if indemnification is to be sought hereunder, without the Indemnifying Party’s consent (which consent will not be unreasonably withheld, conditioned or delayed). The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this Section 11.4(c) or in the case of an Excluded Matter, and the Indemnifying Party will bear its own costs and expenses with respect to such participation.

(d) If requested by the Party controlling the defense of a Third Party Claim, the other Party agrees, at the sole cost and expense of the controlling Party (provided that such cost and expense shall nonetheless be that of the Indemnifying Party if the Indemnified Party is actually entitled to indemnification hereunder), to cooperate with the controlling Party and its counsel in contesting any Third Party Claim that the controlling Party elects to contest, including providing reasonable access to documents, records and information. In addition, such other Party will make its personnel reasonably available at no cost to the controlling Party for conferences, discovery, proceedings, hearings, trials or appeals as may be reasonably requested by the controlling Party. Such other Party also agrees to cooperate with the controlling Party and its counsel in the making of any related counterclaim against the Person asserting the Third Party Claim or any cross complaint against any Person.

(e) A claim for indemnification for any matter not involving a Third Party Claim will be asserted by notice to the Party from whom indemnification is sought as promptly as practicable after the date on which the Indemnified Party becomes aware of facts giving rise to the claim for indemnification, which notice will describe in reasonable detail and with reasonable specificity the nature of the claim and the basis of the Indemnified Party’s request for indemnification under this Agreement and will include, to the extent estimable, a reasonable estimate of the Losses suffered with respect thereto (if reasonably determinable) (a “Direct Claim”). Notwithstanding the foregoing, the delay or failure to give the notice provided in, or in accordance with, this Section 11.4(e) will not relieve the Indemnifying Party of its obligations under this Article 11, except to the extent such Indemnifying Party is actually prejudiced by such delay or failure.

(f) An Indemnifying Party may reply to a Direct Claim made under Section 11.4(e) by written notice given to the Indemnified Party, which notice shall state (x) whether such Indemnifying Party agrees or disagrees that the Direct Claim asserted by the Indemnified Party is a valid claim under this Agreement, (y) whether such Indemnifying Party agrees or disagrees with respect to the amount of the Losses in such Direct Claim and (z) if such Indemnifying Party disagrees with either the validity of such claim or the amount of such Losses, the basis for such disagreement.

(g) If the Indemnifying Party does not give the Indemnified Party a notice pursuant to Section 11.4(f) disputing a Direct Claim within thirty (30) days after receipt of such Direct Claim (the “Indemnity Notice Period”), or if the Indemnifying Party gives notice that such Direct Claim is uncontested, then, subject to the limitations in this Article 11, the Indemnifying Party shall promptly pay or cause to be paid to the Indemnified Party, by wire transfer of immediately available funds, the amount of such Losses specified in such Direct Claim.

(h) If the notice from the Indemnifying Party admits that a portion of the Direct Claim is a valid claim under this Article 11 and the remaining portion of the Direct Claim is disputed, then, subject to the limitations in this Article 11, the Indemnifying Party shall promptly pay or cause to be paid to the Indemnified Party, by wire transfer of immediately available funds, the amount of such mutually agreed Losses, and in each case of this clause (h), the disputed portion of such Direct Claim shall be resolved in accordance with Section 11.4(i).

(i) If the notice given by the Indemnifying Party as provided in Section 11.4(f) hereof disputes all or part of the claim or claims asserted in the Direct Claim by the Indemnified Party or the amount of Losses thereof within the Indemnity Notice Period (a “Disputed Claim”), then, to the extent of the disputed portion of the Direct Claim, the Direct Claim shall be treated as a Disputed Claim. The Indemnified Party and the Indemnifying Party shall make a reasonable good faith effort to resolve any Disputed Claim for a period of thirty (30) days following the Indemnity Notice Period.

11.5 Limitations on Liability. Notwithstanding anything to the contrary herein:

(a) Other than a claim for indemnification arising out of or resulting from Fraud by the Person making the relevant representation and warranty, the maximum aggregate liability of Seller or Buyer for indemnification under Section 11.2(a) and (b) or Section 11.3(a) and (b), respectively, shall be an amount equal to the Purchase Price. Other than a claim for indemnification arising out of or resulting from Fraud by the Person making the relevant representation and warranty, there shall be no obligation to indemnify under Section 11.2 for any misrepresentation or breach of the representations and warranties set forth in Section 3.12(a) or (d) (Transferred Assets) or covenants and agreements set forth in Section 5.1 (Conduct of Business Prior to the Closing) unless and until the aggregate amount of all such Losses exceeds two million dollars ($2,000,000), at which point the Seller shall, subject to the terms of this Article 11 (including the prior sentence), indemnify the Buyer Indemnified Parties for all such Losses in excess of such amount.

(b) Each Indemnified Party will have a duty to use reasonable best efforts to mitigate any Losses arising out of or relating to this Agreement, which, in the case of the Buyer Indemnified Parties, shall include using reasonable best efforts to pursue any and all rights or benefits under the RWI Policy. The Buyer Indemnified Parties shall seek to recover any and all Losses (i) first, except in the case of Fraud, pursuant to the RWI Policy in accordance with the terms thereof (including for Losses arising out of or resulting from a misrepresentation or breach of any of the Seller’s representations and warranties herein regardless of whether such Losses may also constitute Excluded Liabilities) and (ii) second, solely to the extent such Losses are not recoverable under the RWI Policy, directly against Seller to the extent provided by, and subject to the limitations set forth in, this Article 11.

(c) The amount of any Losses for which an Indemnified Party claims indemnification under this Agreement will be reduced by the amount of (i) any insurance proceeds actually received from third party insurers with respect to such Losses (net of premium increases arising from or relating to the underlying claim and the costs of recovering such proceeds); and (ii) any indemnification, contribution, offset or reimbursement payments actually received from third parties (net of any costs or expenses incurred in connection with receiving such amounts) with respect to such Losses; provided that such Indemnified Party will use reasonable best efforts to obtain recoveries from insurers, including title insurers, and other third party indemnities in respect of this Section 11.5(c), for Losses actually covered or indemnified under the terms thereof. If an Indemnified Party (A) actually receives insurance proceeds from third party insurers with respect to such Losses, or (B) actually receives indemnification, contribution, offset or reimbursement payments from third parties with respect to such Losses, in each case, at any time subsequent to any indemnification payment pursuant to this Article 11, then such Indemnified Party will promptly reimburse the applicable Indemnifying Party for any payment made to the Indemnified Party by such Indemnifying Party in connection with providing such indemnification up to such amount actually received by such Indemnified Party.

(d) In the event an Indemnified Party recovers Losses in respect of a claim of indemnification under this Article 11, no other Indemnified Party will be entitled to recover the same Losses in respect of such claim for indemnification. If Losses fall into multiple categories of Section 11.2 or Section 11.3, an Indemnified Party may seek recovery under such multiple categories but may only recover such Losses one time, and any Losses accounted for in the final Adjustment Amount or reimbursed under Section 6.2(a) shall not be recoverable pursuant to Section 11.2 or Section 11.3.

(e) Notwithstanding anything to the contrary set forth herein, no Buyer Indemnified Party shall have any right to indemnification under this Agreement for any Losses (i) that are or result from Taxes for any taxable period (or portion thereof) beginning after the Closing Date (where applicable, as determined in accordance with the principles of Section 6.2(a)), except to the extent such Taxes are Excluded Liabilities, result from a misrepresentation or breach of any representation or warranty in Section 3.8(h), or result from any failure to perform any covenant or agreement of Seller contained in this Agreement, (ii) resulting from any breach by Buyer of this Agreement or (iii) for the amount, sufficiency or usability in any taxable period (or portion thereof) beginning after the Closing of any Tax basis or other Tax asset or other attribute with respect to the Transferred Assets, except to the extent that a misrepresentation or breach of any representation or warranty in Section 3.8(h) results in cash Taxes. Notwithstanding anything to the contrary set forth herein, (x) no Seller Indemnified Parties shall have any right to indemnification under this Agreement for any Losses to the extent such Losses result from any breach by Seller of this Agreement and (y) no Seller Indemnified Party or Buyer Indemnified Party, as applicable, shall have any right to indemnification under this Agreement for any Losses that are Virginia Property Taxes.

(f) No Indemnified Party shall have any right to indemnification under this Agreement with respect to any environmental matter or condition that is discovered or detected by any sampling, investigation, or reporting by or on behalf of any Indemnified Party, in each case except to the extent such action is (i) required by Environmental Laws, (ii) reasonably necessary to defend against a Third Party claim, (iii) reasonably necessary consistent with industry practice in connection with any repair, maintenance, expansion or decommissioning activities or (iv) reasonably necessary to address an actual or suspected imminent threat to human health or the environment. Further, the Indemnifying Party’s indemnity obligation shall apply only to the extent any remedial actions taken are required by Environmental Laws and conducted in a cost effective manner assuming continuation of the current use of the subject property and employing risk based standards and institutional controls where available.

11.6 Satisfaction of Indemnification Claims. Any claim by any of the Seller Indemnified Parties for Losses under Section 11.3 shall be payable by Buyer in cash, by wire transfer, check or other method acceptable to the Seller Indemnified Parties. Any claim by any of the Buyer Indemnified Parties for Losses under Section 11.2 shall be payable by Seller in cash, by wire transfer, check or other method acceptable to the Buyer Indemnified Parties.

11.7 Treatment of Indemnification Payments. Any payments made to an Indemnified Party pursuant to this Article 11 shall be treated as an adjustment to the Final Closing Purchase Price for Tax purposes, unless otherwise required by Law.

11.8 Exclusive Remedies. After Closing, subject to Section 12.6 and except as otherwise expressly set forth in this Agreement and the Transaction Documents, the rights set forth in this Article 11 shall be the sole and exclusive remedy with respect to any and all claims arising out of or relating to Buyer’s investigation of the Wireless Business, this Agreement, the negotiation and execution of this Agreement and the other Transaction Documents and the performance by the parties hereto and thereto of its or their respective terms, other than claims for Fraud by the Person making the relevant representation set forth in Article 3 or Article 4 herein, and no other remedy shall be had pursuant to any contract or other tort theory or otherwise by any Indemnified Party and its officers, directors, managers, employees, agents, Affiliates, attorneys, consultants, insurers, successors and assigns, all such remedies being hereby expressly waived to the fullest extent permitted under applicable Law. In furtherance of the foregoing, from and after the Closing, Buyer waives, to the fullest extent permitted under applicable Law (including pursuant to CERCLA and other Environmental Laws), any and all rights, claims and causes of action that it may have against Seller or its Affiliates relating to Buyer’s investigation of the Wireless Business, this Agreement, the negotiation and execution of this Agreement and the Transaction Documents, and any Contract entered into pursuant hereto (except to the extent otherwise expressly set forth therein or in the Transaction Documents) or the performance by the parties hereto and thereto of its or their terms arising under or based upon applicable Law or otherwise, other than as expressly set forth in this Article 11 and other than claims for Fraud by the Person making the relevant representation set forth in Article 3 or Article 4 herein. After the Closing, neither Seller nor Buyer shall be entitled to a rescission of this Agreement or any other Transaction Document (or any related agreements), all of which are hereby expressly waived by Seller and Buyer to the fullest extent permitted under applicable Law.

11.9 Mutual Release. Effective as of the Closing, each Party, for itself and each of its Affiliates and its and their respective former, current or future, in their respective capacities as such, directors, officers, employees, general or limited partners, owners, managers, members, stockholders, direct or indirect equity holders, controlling persons, Affiliates, attorneys, assignees, agents, representatives or representatives of any of the foregoing, or any former, current or future estates, heirs, executors, administrators, trustees, successors or assigns of any of the foregoing

(each, a “Releasor”), hereby irrevocably, knowingly and voluntarily releases, discharges and forever waives and relinquishes all claims, demands, obligations, Losses, defenses, affirmative defenses, setoffs, counterclaims and Proceedings of whatever kind or nature, whether known or unknown, which any Releasor has, may have, or might have or may assert now or in the future, against the other Party or any of its Affiliates or any of its or their respective former, current and future, in their respective capacities as such, directors, officers, employees, general and limited partners, managers, members, stockholders, direct and indirect equity holders, controlling persons, Affiliates, attorneys, assignees, agents, representatives and representatives of any of the foregoing, and any and all former, current and future estates, heirs, executors, administrators, trustees, successors and assigns of any of the foregoing (each, a “Releasee”) arising out of, based upon or resulting from any Contract (including any of the Sprint Agreements), transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, which occurred, existed or was taken or permitted at or prior to the Closing or relating to the ownership, operation, management, use or control of the Wireless Business or the Transactions; provided, however, that nothing contained in this Section 11.9 shall release, waive, discharge, relinquish or otherwise affect the rights or obligations of any Person under this Agreement (including pursuant to this Article 11) or any other Transaction Document or any Contract entered into following the Closing. Each Releasee to whom this Section 11.9 applies shall be a third party beneficiary of this Section 11.9. For the avoidance of doubt, notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall limit any claims for Fraud against the Party making the relevant representation set forth in Article 3 or Article 4.

11.10 No Recourse against Non-Parties. This Agreement and the Transaction Documents may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement, the Transaction Documents or Transaction may only be brought against, the Persons that are expressly named as parties hereto or thereto and then only with respect to, and to the extent of, the specific obligations set forth herein and therein with respect to such party. Except to the extent a named party to this Agreement or the Transaction Documents (and then only to the extent of the specific obligations undertaken by such named party in this Agreement or the Transaction Documents and not otherwise), no past, present or future equity holder, controlling person, director, officer, employee, agent, attorney, Affiliate, member, manager, general or limited partner, stockholder, investor or assignee of any party to this Agreement, nor any past, present or future equity holder, controlling person, director, officer, employee, agent, attorney, Affiliate, member, manager, general or limited partner, stockholder, investor or assignee of any of the foregoing (each, a “Non-Party Affiliate”), shall have any liability or obligation (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of Seller or Buyer under this Agreement or the Transaction Documents (whether for indemnification or otherwise) of or for any claim based on, arising out of, or related to this Agreement, the Transaction Documents or the Transactions. Each Non-Party Affiliate to whom this Section 11.10 applies shall be a third party beneficiary of this Section 11.10.

ARTICLE 12

MISCELLANEOUS

12.1 Fees and Expenses. Except as otherwise provided in this Agreement (including pursuant to Section 5.2(h), Section 5.11, Section 5.16, Section 6.1, Section 6.2 and Section 6.3) each Party shall bear its own expenses and the expenses of its Subsidiaries in connection with the preparation, negotiation, execution and performance of this Agreement and the Transactions, including all fees and expenses of any of its Representatives; provided that all fees and other expenses payable by the Parties to UBS in connection with the appraisal process contemplated by the Management Agreement shall be shared fifty percent (50%) by Seller and fifty percent (50%) by Buyer. Each Party shall each bear the fees and expenses of any broker, finder or investment bank retained by such Party or Parties and their respective Affiliates in connection with the Transaction. For the avoidance of doubt, the Final Closing Purchase Price represents the consideration agreed among the Parties for the Transferred Assets and the Assumed Liabilities and does not include any costs or expenses, including fees and other charges, incurred in connection with the preparation, negotiation and execution of this Agreement and the consummation of the Transaction which shall be payable in accordance with this Section 12.1.

12.2 Further Actions. Each of the Parties hereto shall use reasonable best efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law and execute and deliver such documents and other papers as may be required to consummate the Transaction and transfer all of the Transferred Assets and Assumed Liabilities.

12.3 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to principles or rules of conflict or choice of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

12.4 Waiver of Jury Trial. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (I) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 12.4.

12.5 Submission to Jurisdiction. Any Proceedings based upon, arising out of or related to this Agreement or the Transaction shall be brought exclusively in the federal courts located in the State of New York in the County of New York, and, if it has or can acquire jurisdiction, in the United States District Court for the Southern District of New York located therein, provided, however, that, if such federal courts have finally determined that they do not have jurisdiction over such Proceeding, such Proceeding shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York, and, in each case, appellate courts therefrom. Each of the Parties hereto irrevocably submits to the exclusive jurisdiction of each such court in any such Proceedings, irrevocably waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, irrevocably agrees that all claims in respect of the Proceedings shall be heard and determined only in any such court, and irrevocably agrees not to bring any Proceedings arising out of or relating to this Agreement or the Transaction in any other court (including state court prior to the time that a final determination of non-jurisdiction has occurred). Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence Proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Proceeding brought pursuant to this Section 12.5.

12.6 Specific Performance. The Parties acknowledge that, in view of the uniqueness of the Transferred Assets and the Assumed Liabilities and the transactions contemplated by this Agreement, Seller and Buyer may not have an adequate remedy at law for money damages in the event that this Agreement has not been performed in accordance with its terms, and therefore agree that, in addition to all other remedies available at law or in equity, the other Party shall be entitled to an injunction or injunctions to prevent or restrain breaches of this Agreement by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches of, or to enforce compliance with, the covenants and obligations of the other (as applicable). Each of Seller and Buyer agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

12.7 Amendment. This Agreement may not be amended, modified or supplemented except upon the execution and delivery of a written agreement executed by the Parties.

12.8 Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign (by contract, stock sale, operation of Law or otherwise) either this Agreement or any of its rights, interests, or obligations hereunder without the express prior written consent of the other Party, and any attempted assignment, without such consent, shall be null and void. Notwithstanding the foregoing, Buyer may assign its rights, interest or obligations under this Agreement to any of the direct or indirect Subsidiaries of Buyer that is treated as a United States person for applicable withholding Tax purposes, provided that Buyer shall not be permitted to make any assignment that would relieve Buyer of its obligations to Seller hereunder or reasonably be expected to have a material adverse effect on the ability of Buyer to consummate the Transaction in accordance with the terms hereof.

12.9 Waiver. The Parties’ rights and remedies are cumulative and not alternative. Any of the terms or conditions of this Agreement which may be lawfully waived may be waived in writing at any time by each Party which is entitled to the benefits thereof. Any waiver of any of the provisions of this Agreement by any Party shall be binding only if set forth in an instrument in writing signed on behalf of such Party. No failure or delay in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement shall be deemed to or shall constitute a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege shall be deemed to or shall preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege hereof.

12.10 Withholding. Buyer shall be entitled to deduct and withhold, or cause to be deducted and withheld, such amounts, if any, as are required to be deducted or withheld from the amounts otherwise payable under this Agreement on account of Taxes under applicable Law; provided, however, except with respect to any deduction or withholding as a result of a failure to deliver a Seller W-9, Buyer shall provide Seller with written notice of Buyer’s intention to so deduct or withhold at least three (3) Business Days prior to any such deduction or withholding, and Buyer and Seller shall cooperate in good faith to minimize or eliminate any such deduction or withholding. Without limiting the foregoing, as of the date of this Agreement and absent a change in applicable Law, the Parties expect no payment required to be made by Buyer to Seller or PCS under this Agreement to require withholding of any Tax under U.S. federal income Tax law; provided that Buyer shall have received the Seller W-9s. To the extent any amounts are so deducted and withheld in accordance with this Section 12.10, and duly and timely deposited with the appropriate Governmental Authority by Buyer, such amounts shall be treated for purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

12.11 Notices. All notices hereunder will be in writing and in the English language and will be deemed to have been received (a) upon receipt of a registered letter, (b) the next Business Day following proper deposit with an internationally recognized express overnight delivery service or (c) upon receipt of an electronic transmission, upon confirmation of such receipt in writing (which may be via email) by the recipient thereof. Notices will be addressed as follows:

If to Seller:

Shenandoah Telecommunications Company

500 Shentel Way

Edinburg, VA 22824

Attention: Chris French

        Edward H. McKay

        Jim Volk

Email:       Chris.French@emp.shentel.com

        Ed.Mckay@emp.shentel.com

        Jim.Volk@emp.shentel.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Attention: Daniel E. Wolf, P.C.

        Jonathan L. Davis, P.C.

Email:       daniel.wolf@kirkland.com

        jonathan.davis@kirkland.com

If to Buyer:

c/o T-Mobile USA, Inc.

12920 SE 38th Street

Bellevue, Washington 98006

Attention:  Peter Ewens

        Dave Miller

        Dirk Mosa

Email:       peter.ewens@t-mobile.com

        dave.miller@t-mobile.com

        dirk.mosa@t-mobile.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

1271 Avenue of the Americas

New York, New York 10020

Attention:  Tom Malone

         Charles Carpenter

Email:        thomas.malone@lw.com

         charlie.carpenter@lw.com

or to such other address as any Party may, from time to time, designate in a written notice given in like manner.

12.12 Complete Agreement. This Agreement and the Transaction Documents contain the entire understanding of the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof and thereof (and, without limiting the generality of the foregoing shall supersede the Management Agreement, Conversion Notice, Purchase Notice, Appraisal Framework Agreement and Instruction Letter); provided that the Confidentiality Agreement shall survive in accordance with the terms set forth herein. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

12.13 Publicity. From and after the date hereof, the Parties will consult with each other and will mutually agree upon any publication or press release of any nature with respect to this Agreement or the Transaction and shall not issue any such publication or press release prior to such consultation and agreement except (a) as may be required by applicable Law or by obligations pursuant to any listing agreement with any securities exchange or any securities exchange rule or regulation or (b) to the extent the information contained in such publication or press release relating to this Agreement or the transactions contemplated hereby is substantially consistent with the information included in a press release or other public statement to which the Parties have previously mutually agreed. The Parties agree that the initial press release to be issued with respect to the Transaction shall be in the form previously agreed by the Parties.

12.14 Severability. Any provision of this Agreement that is determined to be invalid, illegal or unenforceable by any court of competent jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction.

12.15 Third Parties. Nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person, other than the Parties and their permitted successors or assigns, any legal or equitable rights, remedies or claims under or by reason of this Agreement or any provision of this Agreement; provided that (a) each Releasee is an express third party beneficiary of Section 11.9 and (b) each Non-Party Affiliate is an express third party beneficiary of Section 11.10.

12.16 Bulk Transfer Laws. Buyer hereby waives compliance by Seller and its Affiliates with the provisions of any bulk sales, bulk transfer or other similar Laws of any jurisdiction in connection with the Transaction.

12.17 No Other Duties. The only duties and obligations of the Parties under this Agreement are as specifically set forth in this Agreement, and no other duties or obligations shall be implied in fact, Law or equity, or under any principle of fiduciary obligation.

12.18 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

12.19 Counterparts and Delivery. This Agreement may be executed in two or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. Any signed counterpart of this Agreement may be delivered by facsimile or other form of electronic transmission (e.g., pdf), with the same legal force and effect as delivery of an originally signed agreement.

[Signature page follows]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of and on the date first above written.

T-MOBILE USA, INC.

By:	/s/ Peter Osvaldik

Name: Peter Oslvaldik
Title: Chief Financial Officer

SHENANDOAH TELECOMMUNICATIONS COMPANY

By:	/s/ Christopher E. French

Name: Christopher E. French
Title: President and Chief Executive Officer